UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019.

 ____________________

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

  1.    Press release dated February 7, 2019

Item 1

EARNINGS Release q4 2018

Luxembourg, February 7th 2019

Solid 2018 underpins strong medium-term outlook

Highlights

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	Healthy organic growth in Latam offset by currency and accounting impacts in 2018 – IFRS revenue flat

•	Operating profit up 1.5% in 2018 even as one-offs affected Q4

•	Completion of Cable Onda acquisition and listing on the Nasdaq Stock Market in the U.S.

•	Dividend of $2.64 per share paid in semi-annual installments to be proposed at the AGM

Financial highlights ($ millions)	Q4 2018	Q4 2017	% change	FY 2018	FY 2017	% change
Revenue	1,010	1,056	(4.4%)	4,074	4,076	(0.0%)
Operating Profit	113	193	(41.4%)	655	645	1.5%
Net Income / (Loss)	(94)	69	NM	(10)	86	NM

Latin America segment highlights – Q4 and FY 2018

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated. These highlights and the table that follows include non-IFRS measures. See page 18 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

•	Latam added 3.2 million 4G smartphone data customers in 2018 ending with more than 10 million

•	We added 406,000 HFC customer relationships to end 2018 with 3.1 million

•	Revenue declined 1.9% in Q4 and rose 0.8% in 2018 as weaker FX and IFRS 15 adoption affected results

•	Organic[i] service revenue growth improved to 4.3% in 2018 from 0.9% in 2017 - ahead of our full year outlook

•	Latam EBITDA[i] growth of 2.6% (3.5% organici) in 2018 - in line with our full year outlook

Latam segment highlights ($ millions)	Q4 2018	Q4 2017	% change	FY 2018	FY 2017	% change
Revenue	1,381	1,407	(1.9%)	5,485	5,441	0.8%
Service Revenue	1,263	1,307	(3.3%)	5,069	5,078	(0.2%)
Organic growth[i]	3.7%	3.1%	0.6pt	4.3%	0.9%	3.4pt
EBITDA[i]	524	520	0.9%	2,077	2,024	2.6%
Organic growth [i]	4.0%	9.0%	(5.0pt)	3.5%	2.8%	0.7pt
EBITDA[i] Margin	38.0%	36.9%	1.1pt	37.9%	37.2%	0.7pt
Capex[i]	346	336	3.1%	954	907	5.2%
OCF[i] (EBITDA – Capex)	178	184	(3.1%)	1,124	1,117	0.6%

Millicom Chief Executive Officer Mauricio Ramos commented:

“I am extremely pleased by our strong performance in 2018 on many fronts. We delivered on all our operational and financial targets, and we made great strides toward increasing our focus on Latam by divesting our operations in Rwanda and Senegal and acquiring Cable Onda in Panama. We capped the year by completing our registration with the U.S. SEC, allowing our shares to begin trading on the Nasdaq Stock Market in January. As we begin this new chapter as a U.S. listed company, we are introducing our medium-term growth plans. The new year is off to an exciting start, and

i Non-IFRS measure. See page 18 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

EARNINGS Release q4 2018

the Millicom management team remains laser-focused on creating shareholder value and once again delivering on its commitments in 2019 and beyond.”

2019 Outlook

As disclosed on January 9th 2019, we anticipate another solid year in 2019 marked by the continued expansion of our high-speed data networks and customer growth. For our Latam segment, we expect organic service revenue growth to range between 3% and 5%, while EBITDA growth is expected to accelerate to between 4% and 6%, on a like-for-like basis. As usual, these organic growth rates are expressed in constant currency terms and exclude the impact of changes in foreign exchange and accounting standards. Finally, Latam segment Capex should be slightly above $1.0 billion, including about $85 million at Cable Onda, which we expect will generate EBITDA of approximately $184 million.

Financial targets	2019 Outlook	Medium-term plan
Latam segment
Service revenue growth (organic YoY)	3-5%	Mid-single-digit
EBITDA* growth (organic YoY)	4-6%	Mid-to-high single-digit
OCF* (EBITDA less Capex) growth (organic YoY)	Mid-to-high single-digit	Around 10%
Capex*	Slightly above $1.0 billion

* EBITDA, Capex and OCF are non-IFRS measures. Please refer to disclosures on page 18 for a description of non-IFRS measures and reconciliations to the nearest equivalent IFRS measures.

Medium-term plan

The company’s strong performance in 2018 and the positive outlook for 2019 are consistent with the strategic plan approved by the Board of Directors. Over the medium term, management sees scope for organic service revenue growth to continue to improve, for margins to expand, and for capital intensity to gradually trend lower over time in the Latam segment. More specifically, management’s ambition as outlined in the strategic plan is to deliver mid-single-digit organic service revenue growth, mid-to-high single-digit EBITDA growth, and around 10% OCF (EBITDA less Capex) growth, over the medium term for the Latam segment.

Underpinning our medium-term targets is our expectation that favorable socio-demographic factors will sustain strong demand and contribute to improved affordability for our services, thereby allowing penetration rates to gradually catch up to levels already seen in other markets globally and elsewhere in Latin America. From a competitive standpoint, we are investing to defend and build upon our current leadership position in all our markets and see the potential for further consolidation.

Over the medium term, we expect that approximately 60% of our mobile customers will consume 4G services, up from just over 30% currently. This will drive robust traffic growth, which we expect can produce low-single-digit organic mobile service revenue growth. Meanwhile, our residential cable business should reach 15 million homes-passed with 10 million revenue-generating units and around 5 million customer relationships. This expected customer growth, combined with steady ARPU expansion, gives us confidence that we can sustain high-single-digit organic cable service revenue growth over the medium-term.

To support execution of its strategic plan, Millicom targets financial leverage of around 2.0x proportionate net debt to EBITDAi, reflecting greater subscription revenues and a higher relative proportion of our cash flow coming from Central

i Proportionate net debt to EBITDA is a non-IFRS measure. Please refer to disclosures on page 18 for a description of non-IFRS measures and reconciliations to the nearest equivalent IFRS measures.

2

EARNINGS Release q4 2018

America, where foreign exchange rates tend to be less volatile, balanced against the political and macroeconomic risks that are typical of emerging markets. With a leverage target of 2.0x, Millicom retains the flexibility needed to temporarily increase leverage above the target, as is the case following our recent acquisition of Cable Onda, which took our leverage to the current level of 2.5x.

Subsequent Events

On January 9th 2019, Millicom shares began trading on the Nasdaq Stock Exchange in the U.S. under ticker symbol TIGO.

On January 14th 2019, Millicom confirmed that it had received a preliminary highly conditional non-binding proposal from Liberty Latin America Ltd in relation to an offer for all shares of Millicom. On January 22nd 2019, Millicom announced that preliminary discussions regarding a possible offer were terminated by Liberty Latin America Ltd without an offer being made.

IFRS 15 – Contracts with customers

The implementation of IFRS 15 had a modest impact on our operating profitability in 2018. As shown in the reconciliation table on page 21, implementation of the new standard reduced 2018 revenue by $77 million and service revenue by $116 million, and it increased EBITDA by $11 million for the year, as compared to what our results would have been if we had continued to follow the IAS 18 standard in the year-end 2018.

Most of the impact on service revenue relates to the change in how we present the results of wholesale international traffic. Revenue for a portion of this business are now presented on a net basis. This change in presentation had no material impact on EBITDA, but it produced a reduction in service revenue of $16 million in Q4 2018 and of $87 million for the full year 2018. Included in our 2017 results for this business were service revenue of $38 million for Q4 and $119 million for the full year. For comparison purposes, the organic growth figures discussed throughout this report exclude the impact of this accounting change implemented as of January 1st 2018.

IFRS 16 – Leases

IFRS 16 became effective on January 1st 2019 and affects primarily the accounting for operating leases, which will be brought onto our balance sheet. While the Group is still finalizing the implementation of IFRS 16, we confirm the preliminary assessment we disclosed within our Q3 2018 results, whereby we expect that application of the standard will increase our EBITDA by 6% to 8% and our underlying net debt, including Guatemala and Honduras as if they were fully consolidated, by 15% to 20%. As a result of these factors, our proportionate net debt to EBITDA ratio will increase by 0.1x to 0.3x. The application of this standard will have no impact on underlying cash flow generation.

Quarterly Financial Review – Q4 2018

Revenue declined 4.4% ($47 million) year-on-year to $1,010 million in Q4 2018. The decline largely reflects the impact of weaker currencies in a majority of our markets, as well as the adoption of IFRS 15, which reduced revenue by $16 million.

Cost of sales declined 12.5% ($40 million) year-on-year to $282 million. The decline largely reflects lower handset costs, as well as the impact of the adoption of IFRS 15, which reduced cost of sales by $8 million. Excluding the impact of IFRS 15, cost of sales would have decreased by 10.2%.

Operating expenses increased 14.1% ($57 million) year-on-year to $460 million. The increase is largely due to approximately $50 million of one-off charges related mostly to the Cable Onda acquisition, as well as to our U.S. listing, and the restructuring of our regional Africa operations.

3

EARNINGS Release q4 2018

Income statement data (IFRS) ($ millions, except EPS in $)	Q4 2018	Q4 2017	% change	FY 2018	FY 2017	% change
Revenue	1,010	1,056	(4.4%)	4,074	4,076	(0.0%)
Cost of sales	(282)	(322)	(12.5%)	(1,146)	(1,205)	(4.9%)
Gross profit	728	734	(0.9%)	2,928	2,871	2.0%
Operating expenses	(460)	(403)	14.1%	(1,674)	(1,593)	5.1%
Depreciation	(169)	(177)	(4.1%)	(685)	(695)	(1.3%)
Amortization	(41)	(31)	32.3%	(144)	(146)	(1.3%)
Share of net profit in Guatemala and Honduras	45	25	77.7%	154	140	9.8%
Other operating income (expenses), net	10	44	(76.7%)	76	68	12.5%
Operating profit	113	193	(41.4%)	655	645	1.5%
Net financial expenses	(92)	(81)	13.3%	(350)	(380)	(7.8%)
Other non-operating income (expenses), net	(46)	1	NM	(40)	(4)	NM
Gains (losses) from other JVs and associates, net	(35)	(32)	12.4%	(136)	(85)	59.1%
Profit (loss) before tax	(61)	81	(175.5%)	129	176	(26.5%)
Net tax credit (charge)	(46)	(33)	39.1%	(116)	(158)	(26.1%)
Profit (loss) for the period from continuing ops.	(107)	48	NM	13	18	(29.6%)
Non-controlling interests	17	(12)	NM	16	17	(9.1%)
Profit (loss) from discontinued operations	(4)	33	NM	(39)	51	NM
Net profit (loss) for the period	(94)	69	NM	(10)	86	NM
Weighted average shares outstanding (millions)	100.82	100.55	0.3%	100.79	100.38	0.4%
EPS	(0.94)	0.69	NM	(0.10)	0.86	NM

Depreciation declined 4.1% year-on-year to $169 million, and the decline largely stems from Colombia, where a portion of the assets of our copper network have been fully depreciated. Amortization expense increased $10 million, or 32.3% year-on-year, to $41 million due mostly to our December 13th acquisition of Cable Onda in Panama, which added $9 million to our Amortization expense in Q4. Based on our preliminary fair value adjustments, we expect Cable Onda to add $90 million to our depreciation and $120 million to our amortization charges in 2019.

Our share of profits in Guatemala and Honduras reached $45 million in Q4 2018, an increase of $20 million year-on-year due to steady growth in Guatemala and to improved performance and some one-off items in Honduras. Other operating income of $10 million declined $34 million year-on-year due primarily to lower gains on the sale of tower assets. As a result of the above, operating profit was $113 million in Q4 2018, down 41.4% from $193 million in Q4 2017. For the year, operating profit grew 1.5% year-on-year to $655 million.

Net financial expenses increased $11 million or 13.3% year-on-year to $92 million, due mostly to higher gross debt following the Cable Onda financing. Net expenses from other non-operating items were $46 million, compared to net income from non-operating items of $1 million in Q4 2017, due mostly to higher foreign exchange losses. The net loss from associates and other joint ventures of $35 million in Q4 2018 compares to a net loss of $32 million in Q4 2017. The performance in 2018 largely reflects a non-cash purchase price adjustment related to our 50% stake in AirtelTigo in Ghana, partly offset by lower losses from our 22.8% stake in Helios Towers Africa.

Tax expense was $46 million in Q4 2018, an increase from $33 million due to a higher net deferred tax expense than in Q4 2017. As a result of the above factors, net loss from continuing operations was $107 million in the quarter, and this compares with a net profit of $48 million in Q4 2017.

4

EARNINGS Release q4 2018

Non-controlling interests reflected a gain for Millicom of $17 million in Q4 2018 compared to a loss of $12 million in Q4 2017, with the year-on-year variation largely explained by lower net income in Colombia, due to foreign exchange losses stemming from depreciation of the Colombian Peso during Q4 2018. A net loss from discontinued operations of $4 million in Q4 2018 compares to a net profit of $33 million in Q4 2017, with the profit in the latter period stemming from a non-cash gain related to the revaluation to fair value of our investment in the joint venture in Ghana.

Net loss of $94 million or $0.94 per share for Q4 2018 compared to a net profit of $69 million or $0.69 per share in Q4 2017. The weighted average number of shares during the quarter was 100.82 million, an increase of 0.3% year-on-year related to vesting of shares under our employee share-based compensation plans. As of December 31st 2018, we had 101,739,217 total shares outstanding, including 913,583 held in treasury.

Cash Flow

Cash flow data ($ millions)	Q4 2018	Q4 2017	% change	FY 2018	FY 2017	% change
Operating free cash flow*	123	168	(27.0%)	383	459	(16.6%)
Finance charges paid, net	(69)	(90)	(23.0%)	(298)	(356)	(16.3%)
Free cash flow*	53	78	(31.6%)	85	103	(17.9%)
Dividends from Guatemala and Honduras	62	55	13.2%	243	203	20.2%
Dividends and advances to non-controlling interests	(1)	-	NM	(2)	-	NM
Equity free cash flow*	115	133	(13.7%)	326	306	6.6%

* Non-IFRS measures. See page 18 for a description of these measures. Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior periods, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash flow reached $375 million in 2018, up 5.1% from $356 million in 2017.

Given some seasonality and volatility in cash flow items from quarter to quarter, we review our cash flow performance on a full year basis, rather than quarterly. For the full year 2018, Operating free cash flow, defined as EBITDA, less Capex, working capital, other non-cash items and taxes paid, declined 16.6% ($76 million) to $383 million during 2018. The reduction is explained mostly from higher EBITDA from discontinued operations in the prior period.

Cash used for the purchase of property, plant and equipment and working capital both declined and were largely offset by an increase in taxes paid due to timing differences and tax audit settlements. Net finance charges paid declined $58 million to $298 million due to lower average debt levels and lower one-off fees paid in relation to refinancing activities in 2018 compared to 2017.

Dividends received from Guatemala and Honduras increased $40 million year-on-year to $243 million in 2018, with the increase coming from Guatemala, where revenue and cash flow growth were healthy. Meanwhile, dividends paid to non-controlling interests (Colombia, Zantel, Panama) were minimal in both periods. As a result, equity free cash flow increased 6.6% to $326 million in 2018.

5

EARNINGS Release q4 2018

Debt

Debt information ($ millions)	Gross Debt	Of which Finance Leases	Cash	Net Debt*
Latin America	2,545	238	342	2,203
Of which local currency	1,857	238	281	1,576
Africa	265	115	42	223
Of which local currency	174	115	36	138
Corporate	1,770	0	145	1,625
Of which local currency	43	0	8	35
Millicom Group (IFRS)	4,580	353	529	4,052
Of which local currency	2,075	353	325	1,749
Guatemala and Honduras JVs	1,310	1	246	1,064
Of which local currency	262	1	101	161
Underlying (non-IFRS)	5,890	353	774	5,116
Of which local currency	2,337	353	426	1,911
Total - Proportionate basis (non-IFRS)	4,772	263	575	4,197

* Net debt is a non-IFRS measure defined as gross debt including finance leases, less cash and pledged and term deposits of $6 million. See page 18 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Underlying net debt, which includes net debt in Guatemala and Honduras, was $5,116 million as of December 31st 2018, an increase of $1,170 million compared to $3,946 million previously reported as of September 30th 2018. The increase in underlying net debt reflects the acquisition of Cable Onda for $956 million plus the assumption of its $259 million net debt, as well as the payment of $133 million in dividends during Q4. Underlying net debt to EBITDAi, which includes net debt and EBITDA from Guatemala and Honduras, increased to 2.18x as of December 31st 2018 from 1.70x as of September 30th 2018. Proportionate net debt to EBITDAi as of December 31st 2018 was 2.52x, up from 1.82x as of September 30th 2018.

Underlying gross debt increased by $857 million during Q4, and we ended 2018 with $5,890 million, including $1,310 million held in Guatemala and Honduras. Approximately 65% of underlying gross debt at December 31st 2018 was in Latam, 5% in Africa, and the remaining 30% at the corporate level. Finance lease liabilities of $353 million represented 6% of underlying gross debt. As of December 31st 2018, 70% of underlying gross debt was at fixed rates or swapped for fixed rates, and 40% was in local currency or swapped for local currency. The average cost of our underlying gross debt excluding finance leases remained stable at 6.2%, whilst the average maturity of our debt was 5.2 years. Our underlying cash position, a non-IFRS metric, declined $313 million during the quarter to end 2018 at $774 million, including $246 million in Guatemala and Honduras.

i Underlying net debt to EBITDA and proportionate net debt to EBITDA are non-IFRS measures. See page 18 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

6

EARNINGS Release q4 2018

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Latin America segment

Business units

We discuss our Latam results under three principal business units:

1. B2C Mobile, comprised of mobile services for individuals, including mobile data, mobile voice, and mobile financial services (MFS);

2. Home, comprised of broadband, Pay TV, content, and fixed voice services for residential customers; and,

3. B2B, comprised of both mobile and fixed services to government, corporate, and SME customers.

Market environment

The macroeconomic environment in our Latam markets remained broadly stable in Q4 2018, although currencies continued to weaken gradually, as they have for most of 2018. Of note, the Colombian Peso declined 8.5% during the quarter and 8.2% for the year, while the Costa Rican Colon depreciated 4.2% in Q4 and 5.8% for the full year 2018. Other currencies weakened approximately 1% during Q4 but ended down 3-6% for the year.

Competitive intensity remains elevated but stable in the majority of our markets. In Paraguay, the heightened competitive pressure we have witnessed throughout the year had a more visible impact on our revenue growth in Q4, but we are confident that we can protect our market leadership and continue to generate attractive revenue and free cash flow growth in Paraguay, buoyed by a stable political and macroeconomic backdrop. Elsewhere, we estimate that our market share is either stable or increasing modestly.

Latam segment - Key Performance Indicators

In Q4, we added 1.5 million 4G smartphone data users in Latin America, and we added 3.2 million for the full year 2018, surpassing our goal of adding 3.0 million. We ended 2018 with 32.4 million B2C Mobile customers and of these, approximately 52% used data services, and 31% used 4G data services, up from 22% a year ago.

7

EARNINGS Release q4 2018

Our focus on the postpaid segment of the mobile market produced strong results in Q4 and throughout 2018, and we added 93,000 postpaid customers in Q4 and 228,000 for the full year, ending the year with 3.2 million, an increase of 7.7% year-on-year.

Monthly ARPU for B2C Mobile declined 5.2% in US dollar terms mainly due to the weaker currencies in our markets, as ARPU was broadly stable in local currency terms. ARPU growth was positive in three of our six Latam markets.

In our Home unit, we ended the quarter with 11.0 million homes-passed, including 10.6 million on our HFC networks, including our newly-acquired operations in Panama. During the quarter, we added 93,000 HFC customer relationships on an organic basis to end 2018 with 3.1 million, including 368,000 in Panama. We closed 2018 with 7.9 million revenue-generating units (RGUs), including 6.2 million on our HFC networks.

Home ARPU declined 7.3% to $26.2, as weaker currencies more than offset modest organic growth of 0.8% year-on-year in Q4 2018. Organic Home ARPU growth was positive in a majority of our markets.

Key Performance Indicators (‘000)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q4 ‘18 vs. Q4 ‘17
B2C Mobile customers	32,419	31,625	31,790	31,873	31,911	1.6%
Of which B2C Mobile data customers	16,731	15,196	15,140	15,243	15,093	10.9%
Of which 4G customers	10,081	8,570	7,979	7,545	6,902	46.1%
Of which Postpaid subscribers	3,205	3,112	3,053	3,015	2,977	7.7%
B2C Mobile ARPU ($)	7.4	7.5	7.6	7.6	7.8	(5.2%)
Total homes passed	11,008	9,908	9,639	9,284	9,076	21.3%
Of which HFC homes passed	10,562	9,387	9,076	8,687	8,446	25.1%
HFC customer relationships[i]	3,103	2,642	2,560	2,420	2,329	33.2%
HFC revenue generating units	6,203	5,046	4,843	4,578	4,367	42.0%
Home ARPU ($)	26.2	28.9	29.6	29.0	28.3	(7.3%)

Latam segment financial results

In Q4 2018, revenue in our Latam segment declined 1.9% year-on-year to reach $1.38 billion in Q4. Service revenue declined 3.3% due to the impact of weaker foreign exchange rates and the adoption of IFRS 15. Excluding these effects as well as a $17 million revenue contribution from Panama, Latam organic service revenue growth was 3.7% in Q4 and 4.3% for the full year 2018.

By country, organic service revenue growth reached 8.7% in Bolivia, 3.0% in Colombia, 2.6% in Paraguay, and declined 8.9% in El Salvador, where we continue to take steps to improve the quality of our customer base and credit profile. Organic service revenue growth remained stable at 6.4% in Guatemala and continued to improve in Honduras, reaching 4.4% in Q4, our best performance in more than two years.

By business unit, organic service revenue growth in B2C Mobile was stable at 1.3% year-on-year, while Home grew 11.5% organically, marking a third consecutive quarter of double-digit growth. Organic service revenue growth was flat in B2B, largely due to slower growth in Colombia, where timing differences related to large government contracts impacted the year-on-year comparison in Q4 2018.

Revenue from Telephone and equipment increased 17.1% year-on-year to $118 million, and the increase is due mostly to the adoption of IFRS 15, which required us to recognize more revenue on handsets and equipment.

i Previously described as HFC homes connected

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EARNINGS Release q4 2018

Latam Financial Highlights ($m, unless otherwise stated)	Q4 2018	Q4 2017	Change	FY 2018	FY 2017	Change
Revenue	1,381	1,407	(1.9%)	5,485	5,441	0.8%
Organic[i] growth	3.5%	2.1%	1.4pt	3.5%	0.2%	3.3pt
Service revenue	1,263	1,307	(3.3%)	5,069	5,078	(0.2%)
Organic[i] growth	3.7%	3.1%	0.6pt	4.3%	0.9%	3.4pt
Mobile B2C	730	760	(3.9%)	2,933	2,975	(1.4%)
Of which B2C Mobile data	368	346	6.3%	1,453	1,305	11.4%
Home	316	289	9.4%	1,257	1,126	11.7%
B2B	203	247	(17.7%)	831	936	(11.2%)
EBITDA[i]	524	520	0.9%	2,077	2,024	2.6%
Organic[i] growth	4.0%	9.0%	(5.0pt)	3.5%	2.8%	0.7pt
EBITDA margin %	38.0%	36.9%	1.1pt	37.9%	37.2%	0.7pt
Capex[i]	346	336	3.1%	954	907	5.2%

i) Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 18 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

In Q4 2018, EBITDA for our Latam segment rose 0.9% year-on-year to $524 million, as weaker currencies largely offset organic growth of 4.0%, in line with organic growth of 4.2% reported in Q3. Honduras, Colombia, and Bolivia contributed positively to organic EBITDA growth, while El Salvador continued to weigh on the performance of our Latam segment. Panama, which we acquired on December 13th, contributed only $4 million to EBITDA in the quarter, as a result of approximately $3 million of one-time charges incurred in relation to the acquisition. The EBITDA margin for our Latam segment increased 1.1 percentage points to 38.0% in Q4, up from 36.9% in Q4 2017.

For the full year, EBITDA grew 3.5% organically year-on-year. EBITDA in 2018 was affected by one-off charges in Bolivia ($6 million) and El Salvador ($10 million), which were mostly offset by gains in Honduras ($13 million). EBITDA in 2017 benefited from one-time items in Paraguay ($7 million) and Honduras ($11 million). Adjusting for these one-offs in both years, organic EBITDA growth would have been approximately 4.5% for the Latam segment in 2018.

Capex in Latin America totaled $346 million in Q4 2018 and $954 million for the full year. Although we spent almost $50 million less than the $1.0 billion we had planned for 2018, we exceeded our network expansion plans in both Mobile and Cable, as we remained focused on expanding both coverage and capacity to enhance customer experience and reduce churn. During 2018, we expanded our HFC network to reach an additional 1.3 million homes across our footprint, exceeding our guidance of approximately 1.0 million. On the mobile front, we increased the size of our 4G network by 41%, adding over 2,600 points of presence to end the year with more than 9,000. At year-end 2018, our 4G networks covered approximately 65% of the population in our markets, up from 56% at the end of 2017.

For the year, investment in our networks accounted for 84% of Latam Capex, while the remaining 16% went towards IT and Other. Network investment was split approximately 68% fixed and 32% mobile. Customer premise equipment deployed to support the growth of our fixed customer base increased 18% year-on-year and accounted for more than 30% of our total Capex in the region.

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EARNINGS Release q4 2018

Latam segment performance by country - Q4 and FY 2018

	Q4 2018				FY 2018
$ millions	Revenue	Service Revenue	EBITDA	EBITDA Margin	Revenue	Service Revenue	EBITDA	EBITDA Margin
Bolivia	160	156	62	39.0%	614	597	232	37.8%
Colombia	394	362	118	30.1%	1,661	1,553	494	29.7%
El Salvador	101	91	35	34.9%	405	371	133	32.9%
Guatemala	358	306	172	48.0%	1,373	1,200	689	50.2%
Honduras	151	142	76	50.3%	586	555	268	45.8%
Paraguay	163	154	77	47.1%	679	632	332	48.8%
Others*	54	52	(17)	NM	167	162	(71)	NM
LATAM SEGMENT	1,381	1,263	524	38.0%	5,485	5,069	2,077	37.9%

* ‘Others’ includes Costa Rica, Nicaragua, Panama, inter-company eliminations and other items.

SOUTH AMERICA

Colombia

	Q4 2018	Q4 2017	Change	FY 2018	FY 2017	Change
B2C Mobile customers (‘000)	8,291	7,851	5.6%	8,291	7,851	5.6%
Of which, 4G customers (‘000)	2,688	2,016	33.4%	2,688	2,016	33.4%
Home Customer relationships (‘000)	1,674	1,633	2.5%	1,674	1,633	2.5%
HFC Customer relationships (‘000)	1,233	1,108	11.2%	1,233	1,108	11.2%
Revenue ($ millions)	394	447	(11.9%)	1,661	1,739	(4.5%)
Organic growth	2.4%	(3.3%)	5.7pt	2.2%	(1.5%)	3.7pt
Service revenue ($ millions)	362	411	(12.0%)	1,553	1,614	(3.8%)
Organic growth	3.0%	(0.2%)	3.2pt	3.5%	(0.7%)	4.1pt
EBITDA ($ millions)	118	117	1.4%	494	469	5.2%
Organic growth	7.3%	16.1%	(8.8pt)	4.4%	(1.3%)	5.7pt
EBITDA margin %	30.1%	26.1%	4.0pt	29.7%	27.0%	2.7pt

In Home, we added a record 34,000 HFC customer relationships during the quarter, once again offsetting churn on our copper network, such that total Customer relationships rose for a fourth consecutive quarter and increased 2.5% year-on-year in Q4 2018. The improving customer trend is also visible in revenue-generating-units (RGUs), which expanded by more than 5% year-on-year in Q4 2018, while our RGUs on our HFC network grew by more than 17%.

In B2C Mobile, we added 539,000 subscribers, including 482,000 4G customers, as we experienced strong commercial momentum throughout the quarter, buoyed by the well-received launch of new postpaid plans in mid-September.

Service revenue declined 12.0% year-on-year in Q4 2018. The decline is due to the implementation of IFRS 15, which affected how we present the results of our wholesale international traffic, and due to a weaker average FX rate for the Colombian Peso, which depreciated 6.1% year-on-year in Q4 2018. Excluding these factors, organic service revenue grew 3.0% in the quarter, buoyed by mid-single-digit growth in Home and B2C Mobile, partly offset by negative growth in B2B in the quarter due to timing differences related to large government contracts which impacted the year-on-year comparison in Q4 2018.

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EARNINGS Release q4 2018

EBITDA rose 1.4% year-on-year in USD terms and 7.3% organically to $118 million in Q4 2018. The EBITDA margin reached 30.1%, an increase of 4.0 percentage points compared to the 26.1% reported in Q4 2017. The increase in organic EBITDA reflects operating leverage on the higher organic revenue generation, as well as the benefit of cost reduction initiatives implemented throughout 2018.

Paraguay

	Q4 2018	Q4 2017	Change	FY 2018	FY 2017	Change
B2C Mobile customers (‘000)	2,958	3,167	(6.6%)	2,958	3,167	(6.6%)
Home Customer relationships (‘000)	406	368	10.3%	406	368	10.3%
Revenue ($ millions)	163	171	(4.2%)	679	662	2.5%
Organic growth	1.0%	14.9%	(14.0pt)	3.9%	5.3%	(1.4pt)
Service revenue ($ millions)	154	162	(4.8%)	632	622	1.5%
Organic growth	2.6%	8.9%	(6.3pt)	5.5%	5.7%	(0.3pt)
EBITDA ($ millions)	77	81	(4.4%)	332	318	4.3%
Organic growth	1.0%	18.3%	(17.3pt)	5.1%	9.1%	(4.0pt)
EBITDA margin %	47.1%	47.2%	(0.1pt)	48.8%	48.0%	0.8pt

Competition in Paraguay remained very intense in Q4 2018 in both the mobile and fixed markets. In B2C Mobile, our total customer base remained stable during the quarter but declined 6.6% year-on-year reflecting subscriber losses in the first nine months of the year.

Service revenue declined 4.8%, impacted by the 5.5% depreciation of the Paraguayan Guarani year-on-year. On an organic basis, service revenue growth slowed to 2.6% in Q4 from 5.4% in Q3 due to intense price competition in the mobile market. Home growth also slowed but remained healthy in the teens.

EBITDA declined 4.4% in USD terms and increased 1.0% organically in the quarter, as we took measures to protect our mobile market share and defend our margins, which remained stable at 47.1%.

Bolivia

	Q4 2018	Q4 2017	Change	FY 2018	FY 2017	Change
B2C Mobile customers (‘000)	3,465	3,303	4.9%	3,465	3,303	4.9%
Home Customer relationships (‘000)	389	231	68.7%	389	231	68.7%
Revenue ($ millions)	160	148	8.0%	614	555	10.5%
Organic growth	8.3%	7.2%	1.1pt	10.5%	2.5%	8.0pt
Service revenue ($ millions)	156	147	6.4%	597	549	8.6%
Organic growth	8.7%	9.1%	(0.4pt)	11.1%	4.6%	6.5pt
EBITDA ($ millions)	62	59	5.1%	232	217	6.7%
Organic growth	6.3%	1.1%	5.2pt	7.3%	1.3%	6.0pt
EBITDA margin %	39.0%	40.1%	(1.1pt)	37.8%	39.1%	(1.3pt)

Our Bolivia operation continued to produce the fastest growth of the group in Q4 2018, as we continue to expand our cable and 4G broadband networks to meet strong pent-up demand.

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EARNINGS Release q4 2018

In Q4 2018, customer relationships increased by 36,000, consistent with the pace seen in recent quarters, and we ended 2018 with 389,000, up almost 70% year-on-year.

In B2C Mobile, subscriber growth remained solid especially in postpaid, which grew almost 25% year-on-year, and we added a record number of 4G smartphone data customers during Q4, to end the year with 50% of our B2C Mobile customer base now consuming 4G services. B2C Mobile ARPU in Bolivia is among the highest in the group.

Service revenue grew 6.4% year-on-year on a reported basis and 8.7% organically, with the difference due to the adoption of IFRS 15. Organic service revenue growth in Home remained very strong, in line with the robust growth in customer relationships and RGUs. Organic service revenue growth in B2C Mobile slowed, due to more intense year-end promotional activity in Q4 2018 compared to Q4 2017 and due to a more difficult comparison against a robust performance in Q4 2017.

EBITDA grew 5.1% year-on-year on a reported basis and 6.3% organically in Q4 2018, and the margin compressed by 1.1 percentage point to 39.0%, as we remained focus primarily on driving faster growth in this market throughout 2018.

CENTRAL AMERICA

Guatemala

	Q4 2018	Q4 2017	Change	FY 2018	FY 2017	Change
B2C Mobile customers (‘000)	10,708	10,169	5.3%	10,708	10,169	5.3%
Home Customer relationships (‘000)	485	361	34.4%	485	361	34.4%
Revenue ($ millions)	358	349	2.8%	1,373	1,328	3.4%
Organic growth	6.8%	3.2%	3.6pt	5.5%	(0.1%)	5.5pt
Service revenue ($ millions)	306	307	(0.4%)	1,200	1,182	1.5%
Organic growth	6.4%	3.4%	3.0pt	6.2%	0.0%	6.3pt
EBITDA ($ millions)	172	171	0.8%	689	665	3.7%
Organic growth	3.8%	2.5%	1.2pt	5.6%	1.7%	3.9pt
EBITDA margin %	48.0%	49.0%	(0.9pt)	50.2%	50.1%	0.1pt

Guatemala continues to perform exceptionally well, and it also leads the group with respect to its operational excellence and its progress against business transformation initiatives and objectives.

During Q4, Guatemala added 134,000 total B2C Mobile subscribers, including more than 390,000 new 4G smartphone data users, to end the year with 10.7 million customers. We estimate that our share of the mobile market has been steadily rising in recent years thanks to the superior quality and coverage of our network, our more extensive distribution, and our well-regarding brand. Our Net Promoter Score (NPS) for Guatemala is among the highest within our Latam segment, underscoring the strength of our brand in that country. In Home, we added 9,000 customer relationships to end 2018 with 485,000, an increase of 34.4% year-on-year, buoyed by the Q2 acquisition of Cable DX.

Service revenue declined 0.4% in USD terms impacted by the weaker Guatemalan Quetzal, which depreciated 5.1% year-on-year in Q4. Year-on-year organic service revenue growth was 6.4%, stable as compared to Q3. For a fourth consecutive quarter, we sustained growth of around 4% in B2C Mobile, while B2B grew mid-single-digits, and Home sustained growth of more than 30% year-on-year.

EBITDA rose 0.8% in USD and 3.8% organically, and the margin declined 0.9 percentage point to 48.0%. For the full year, organic EBITDA growth of 5.6%, slightly below to service revenue growth of 6.2%, and the margin reached 50.2%, almost unchanged from 50.1% in 2017.

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EARNINGS Release q4 2018

Honduras

	Q4 2018	Q4 2017	Change	FY 2018	FY 2017	Change
B2C Mobile customers (‘000)	4,497	4,625	(2.8%)	4,497	4,625	(2.8%)
Home Customer relationships (‘000)	165	150	9.5%	165	150	9.5%
Revenue ($ millions)	151	147	2.5%	586	585	0.1%
Organic growth	4.8%	(0.5%)	5.3pt	2.0%	(1.1%)	3.1pt
Service revenue ($ millions)	142	143	(0.2%)	555	566	(1.9%)
Organic growth	4.4%	(0.1%)	4.6pt	1.8%	(0.5%)	2.3pt
EBITDA ($ millions)	76	64	19.3%	268	265	1.4%
Organic growth	21.8%	(1.4%)	23.2pt	3.4%	6.2%	(2.8pt)
EBITDA margin %	50.3%	43.2%	7.1pt	45.8%	45.3%	0.6pt

Honduras strengthened throughout 2018 and had a very strong Q4. In B2C Mobile, we added 43,000 net total subscribers and continued to grow rapidly in postpaid and in 4G. The mix shift toward higher-value customers is having a positive effect on ARPU, which continued to grow year-on-year in Q4 2018. In Home, we continue to focus on improving the penetration of our network and on cross-selling to our existing customers. In Q4, customer relationships increased 9.5% year-on-year, and total RGUs increase almost 15%.

Service revenue was flat year-on-year in USD terms. The 2.9% depreciation of the Honduran Lempira combined with the effect of IFRS 15 offset organic growth of 4.4%, our strongest quarter in more than three years. Organic service revenue growth in B2C Mobile turned positive, buoyed by improved performance in prepaid, while growth in Home remained steady near 20%.

EBITDA increased 19.3% in USD terms and 21.8% on an organic basis, and the margin expanded 7.1 percentage points. A number of small one-off items contributed positively in the quarter, and added approximately $6 million to EBITDA in aggregate.

El Salvador

	Q4 2018	Q4 2017	Change	FY 2018	FY 2017	Change
B2C Mobile customers (‘000)	2,500	2,796	(10.6%)	2,500	2,796	(10.6%)
Home Customer relationships (‘000)	273	312	(12.4%)	273	312	(12.4%)
Revenue ($ millions)	101	110	(8.1%)	405	422	(4.1%)
Organic growth	(8.4%)	3.5%	(11.9pt)	(4.3%)	(0.8%)	(3.5pt)
Service revenue ($ millions)	91	103	(10.8%)	371	398	(6.7%)
Organic growth	(8.9%)	5.4%	(14.3pt)	(4.6%)	(0.6%)	(4.0pt)
EBITDA ($ millions)	35	45	(21.3%)	133	155	(13.6%)
Organic growth	(22.2%)	41.2%	(63.4pt)	(14.2%)	4.5%	(18.6pt)
EBITDA margin %	34.9%	40.8%	(5.9pt)	32.9%	36.6%	(3.6pt)

In El Salvador, we remained focused in Q4 2018 on addressing the operational challenges that began in 2017 and that have been impacting our performance for most of 2018. During the fourth quarter, service revenue declined 10.8% and EBITDA declined 21.3% year-on-year during the period, capping a very disappointing year. While the market environment remains more challenging than in other Latam markets, we are confident that the measures we have

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EARNINGS Release q4 2018

taken throughout 2018 will lead to increased stability and a gradual improvement in our operational and financial performance in 2019.

Africa segment - Key Performance Indicators

Key Performance Indicators (‘000)	Q4 2018	Q4 2017	Change
B2C Mobile customers	15,911	14,631	8.8%
MFS customers	7,064	6,756	4.6%
B2C Mobile ARPU ($)	2.6	3.0	(11.7%)

Our Africa segment operations comprise Tanzania, including Zantel, and Chad. In aggregate, these represented 8.8% of Group revenue and 6.9% of EBITDA in Q4 2018. During the quarter, we added 327,000 B2C Mobile subscribers in Africa, with both countries reporting healthy growth. ARPU declined 11.7% in USD terms and 9.7% organically, with both countries seeing ARPU being diluted by the addition of new customers that generally have a lower ARPU profile. Meanwhile, the number of customers that use mobile financial services (MFS) increased 4.6% year-on-year to reach 7.1 million, representing 45% of our B2C Mobile customer base.

Africa segment financial results

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights ($m, unless otherwise stated)	Q4 2018	Q4 2017	Change	FY 2018	FY 2017	Change
Revenue	133	138	(3.6%)	526	526	0.1%
Organic[i] growth	(1.3%)	(7.2%)	5.9pt	0.6%	(6.1%)	6.8pt
Service revenue	132	137	(3.4%)	526	524	0.3%
Organic[i] growth	(1.0%)	(7.2%)	6.2pt	0.9%	(6.0%)	6.9pt
EBITDAii	37	39	(6.9%)	143	140	2.4%
Organic[i] growth	(2.5%)	(19.8%)	17.3pt	4.0%	(14.5%)	18.5pt
EBITDAii margin %	27.6%	28.6%	(1.0pt)	27.2%	26.6%	0.6pt
Capexii	21	21	0.8%	40	69	(41.6%)
i)	Organic YoY in local currency and constant perimeter to exclude Senegal, Ghana, and Rwanda

ii)	Organic growth, EBITDA and Capex are non-IFRS measures. See page 18 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Revenue declined 3.6% in USD terms and 1.3% organically during Q4 2018. Service revenue declined 3.4% in USD and 1.0% organically, similar to a decline of 0.2% reported in Q3 2018. In Tanzania, organic service revenue growth slowed slightly during the quarter as compared to Q3 2018, in part due to a more challenging comparison against a relatively stronger performance in Q4 2017.

EBITDA declined 6.9% in USD and 2.5% organically during the quarter, and EBITDA margins contracted 1.0 percentage point year-on-year to 27.6%. EBITDA declined in Tanzania due mostly to a value-added tax settlement relating to prior periods. Meanwhile, EBITDA in Chad rose double-digits year-on-year organically, and the EBITDA margin expanded year-on-year and remained well above the average for the Africa segment. Chad EBITDA in Q4 2018 benefited from lower costs and lower provisions for bad debt. Capital expenditures in Africa totaled $40 million for the full year 2018.

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EARNINGS Release q4 2018

Corporate Responsibility highlights – Q4 2018

Embedding Corporate Responsibility across our supply chain

We closed the second year of our supplier training program in Latam with the participation of 109 suppliers from the region. Suppliers were provided with one-on-one sessions with subject matter experts to develop Corrective Action Plans where needed. Findings from our look-back evaluations demonstrated that Ecoefficiency, Health and Safety and Labor Practices are the most recurring areas for Corrective Action Plans. We will analyze the maturity levels of our suppliers’ CR performance during Q1 of 2019 to optimize this year’s roll out.

Millicom’s Child Rights program continues to gain momentum and gather recognition

Paraguay launched a new social media campaign called “You have the power over what you share”, focused on the danger of sexting and sharing intimate or inappropriate imagery for children and adolescents. The campaign will be followed up by another one focused on online bullying.

Continuing the momentum from the Colombia research study focused on the uses and effect of technology on children, plans were set to conduct similar research in our other Latam operations and to create a region-wide baseline of understanding of the use of technologies by children and adolescents.

Our partnership with UNICEF moves forward with the allocation of funds for 2019 projects in Paraguay and Colombia. Both projects will focus on the reduction of violence among children and adolescents through technology. These projects will start during Q1 2019, with the active participation of our local CR teams.

Health, safety, security and environment

Q4 2018 was a period of analysis, reviewing group and operational objectives, and setting new targets for 2019. The Integrated Services teams continued their work with the transition from the 18001 OHSAS system to the new ISO 45001 management system with the goal of launching the new system in Q1 of 2019. All our operations are in line with OHSAS 18001 and 91% certified on its standards. Transition to ISO 45001 implies compliance with OHSAS requirements, enhanced stakeholder engagement, higher focus on communication and performance evaluation, and leadership and management commitment, among others.

There were no fatalities or serious events to report during the final quarter of 2018. We decided to remove the travel ban on Nicaragua as a result of decreased reported political and civil unrest across the country.

Compliance and anti-corruption programme

During the fourth quarter of 2018, we continued building on our comprehensive compliance communication campaign, “Integrity Starts with You”. We used the campaign through the year to reinforce the importance of building a culture of compliance, where each employee acts with Integrity. The campaign reminded employees that everyone signed and thus adopted the Company’s Code of Conduct having understood the important legal and ethical issues that affect our business.

2018’s Compliance Week celebration in Q4 built on driving a culture of compliance by accountability with the theme: “Do Business the Right Way”. During Compliance Week, we also introduced the living theme “I am Compliance” and raised the key question #Howdoyoucomply—allowing employees to speak toward how they personally contribute to a culture of compliance at Millicom with videos and photos. Special attention was given to strengthening everyone’s compliance duties and embracing the understanding that Compliance is part of our Culture, and not just a policy.

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EARNINGS Release q4 2018

Conference call details

A presentation and conference call to discuss these results will take place on February 8th 2019 at 2:00 PM (Luxembourg/Stockholm) / 1:00 PM (London) / 8:00 AM (New York). Please dial in 5-10 minutes before the scheduled start time to register your attendance. Dial-in numbers for the call are as follows:

Luxembourg:	+352 2786 1336	US:	+1 323 794-2551
Sweden:	+46 (0)8 5033 6574	UK:	+44 (0) 330 336 9105

The access code is: 5373804

A live audio stream, presentation slides, and replay information can be accessed at www.millicom.com.

Financial calendar

2019

April 10	Last day for shareholders to add items to the AGM agenda
April 23	Q1 results
April 24	Q1 results conference call
May 2	AGM
July 18	Q2 results
July 19	Q2 results conference call
October 23	Q3 results
October 24	Q3 results conference call

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 305 476-7352 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 305 445-4156 investors@millicom.com Mauricio Pinzon, Investor Relations Manager +44 20 3249 2460 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 48 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular SA is headquartered in Luxembourg.

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EARNINGS Release q4 2018

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. This includes, but is not limited to, Millicom’s expectation and ability to pay semi-annual cash dividends on its common stock in the future, subject to the determination by the Board of Directors, and based on an evaluation of company earnings, financial condition and requirements, business conditions, capital allocation determinations and other factors, risks and uncertainties. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•	Global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	Telecommunications usage levels, including traffic and customer growth;

•	Competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	Legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	Adverse legal or regulatory disputes or proceedings;

•	The success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	The level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	Relationships with key suppliers and costs of handsets and other equipment;

•	Our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	The availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	Technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	The capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	Other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

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EARNINGS Release q4 2018

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 15, and are proforma for material changes in perimeter due to acquisitions and divestitures.

The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, and Underlying net debt, include Guatemala and Honduras, as if fully consolidated.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country, less unallocated costs and inter-company eliminations.

Organic growth represents year-on year-growth excluding the impact of changes in FX rates, perimeter, and accounting.

Net debt is Gross debt (including finance leases) less cash and pledged and term deposits.

Proportionate net debt is the sum of the net debt in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Net debt to EBITDA is the ratio of net debt over LTM (last twelve month) EBITDA.

Proportionate net debt to EBITDA is the ratio of proportionate net debt over LTM proportionate EBITDA.

Capex is balance sheet capital expenditure excluding spectrum and license costs and finance lease capitalizations from tower sale and leaseback transactions.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs and finance lease capitalizations from tower sale and leaseback transactions.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow is Operating Free Cash Flow less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), minus assets and liabilities held for sale.

18

EARNINGS Release q4 2018

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam and Africa segments

Latam Segment	Revenue	Service Revenue		EBITDA
	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017
A- Current period ($million)	1,381	1,407	1,263	1,307	524	520
B- Prior year period ($million)	1,407	1,365	1,307	1,257	520	474
C- Reported growth (A/B)	(1.9%)	3.1%	(3.3%)	3.9%	0.9%	9.7%
D- Accounting change impact	(2.1%)	0.0%	(3.9%)	0.0%	0.7%	(0.1%)
E- Change in Perimeter impact	1.2%	0.0%	1.4%	0.0%	0.8%	0.0%
F- FX impact	(4.4%)	1.0%	(4.5%)	0.9%	(4.6%)	0.8%
G- Organic Growth (C-D-E-F)	3.5%	2.1%	3.7%	3.1%	4.0%	9.0%

Latam Segment	Revenue	Service Revenue		EBITDA
	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017
A- Current period ($million)	5,485	5,441	5,069	5,078	2,077	2,024
B- Prior year period ($million)	5,441	5,352	5,078	4,966	2,024	1,935
C- Reported growth (A/B)	0.8%	1.7%	(0.2%)	2.3%	2.6%	4.6%
D- Accounting change impact	(1.6%)	0.0%	(3.3%)	0.0%	1.0%	0.3%
E- Change in Perimeter impact	0.3%	0.0%	0.3%	0.0%	0.2%	0.0%
F- FX impact	(1.4%)	1.4%	(1.5%)	1.4%	(2.0%)	1.5%
G- Organic Growth (C-D-E-F)	3.5%	0.2%	4.3%	0.9%	3.5%	2.8%

Africa Segment	Revenue	Service Revenue		EBITDA
	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017
A- Current period ($million)	133	138	132	137	37	39
B- Prior year period ($million)	138	147	137	147	39	50
C- Reported growth (A/B)	(3.6%)	(6.4%)	(3.4%)	(6.5%)	(6.9%)	(22.1%)
D- Accounting change impact	(0.1%)	0.0%	(0.1%)	0.0%	(2.0%)	(4.0%)
E- Change in Perimeter impact	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
F- FX impact	(2.2%)	0.7%	(2.2%)	0.7%	(2.5%)	1.7%
G- Organic Growth (C-D-E-F)	(1.3%)	(7.2%)	(1.0%)	(7.2%)	(2.5%)	(19.8%)

Africa Segment	Revenue	Service Revenue		EBITDA
	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017
A- Current period ($million)	526	526	526	524	143	140
B- Prior year period ($million)	526	564	524	562	140	158
C- Reported growth (A/B)	0.1%	(6.9%)	0.3%	(6.8%)	2.4%	(11.3%)
D- Accounting change impact	(0.1%)	0.0%	(0.1%)	0.0%	(1.7%)	3.6%
E- Change in Perimeter impact	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
F- FX impact	(0.4%)	(0.7%)	(0.4%)	(0.8%)	0.1%	(0.4%)
G- Organic Growth (C-D-E-F)	0.6%	(6.1%)	0.9%	(6.0%)	4.0%	(14.5%)

19

EARNINGS Release q4 2018

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)				End of period FX rate (vs. USD)
		Q4 18	Q3 18	QoQ	Q4 17	YoY	Q4 18	Q3 18	QoQ	Q4 17	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	(0.0%)	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,166	2,952	(7.3%)	2,985	(6.1%)	3,250	2,972	(9.3%)	2,984	(8.9%)
Costa Rica	CRC	599	572	(4.7%)	572	(4.8%)	608	582	(4.4%)	573	(6.2%)
Guatemala	GTQ	7.72	7.56	(2.1%)	7.34	(5.1%)	7.74	7.70	(0.5%)	7.34	(5.3%)
Honduras	HNL	24.29	24.10	(0.8%)	23.60	(2.9%)	24.42	24.14	(1.2%)	23.67	(3.2%)
Paraguay	PYG	5,946	5,792	(2.7%)	5,638	(5.5%)	5,961	5,895	(1.1%)	5,590	(6.6%)
Chad	XAF	588	576	(2.0%)	570	(3.1%)	580	586	1.0%	558	(4.0%)
Ghana	GHS	4.85	4.79	(1.4%)	4.44	(9.3%)	4.82	4.91	1.7%	4.42	(9.2%)
Tanzania	TZS	2,294	2,281	(0.5%)	2,241	(2.4%)	2,299	2,285	(0.6%)	2,245	(2.4%)

Reconciliation Net debt to EBITDA to Proportionate net debt to EBITDA as of December 31st 2018

					Proportionate
$ millions	Gross debt	Net debt	Leverage*	Ownership	Gross debt	Net debt	Leverage*
Bolivia	317	269	1.16x	100.0%	317	269	1.16x
Colombia	1,015	837	1.70x	50.0%	508	419	1.70x
El Salvador	299	272	2.04x	100.0%	299	272	2.04x
Guatemala	927	706	1.03x	55.0%	510	389	1.03x
Honduras	383	358	1.33x	66.7%	255	239	1.33x
Panama	261	255	1.50x	80.0%	209	204	1.50x
Paraguay	504	447	1.35x	100.0%	504	447	1.35x
Other	148	123	NM	100.0%	148	123	NM
Latam	3,855	3,267	1.37x		2,750	2,361	1.39x
Africa	265	223	1.37x	99.0%	251	211	1.31x
Corporate	1,770	1,625	NM	100.0%	1,770	1,625	NM
Total	5,890	5,116	2.18x		4,772	4,197	2.52x

* Leverage defined as net debt to EBITDA. Underlying net debt to EBITDA as of December 31st 2018 is based on last twelve-month (LTM) Underlying EBITDA of $2,347 million, including $170 million proforma Adjusted EBITDA for Cable Onda in Panama. Proportionate net debt to EBITDA as of December 31st 2018 is based on LTM proportionate EBITDA of $1,666 million, including $136 million proforma Adjusted EBITDA for our 80% stake in Cable Onda.

20

EARNINGS Release q4 2018

Fully consolidated P&L reconciliation for IFRS 15 implementation (unaudited)

$ millions	Q4 2018	IFRS 15 Impact	Q4 2018 ex. IFRS 15	Q4 2017	YoY change %
Revenue	1,010	16	1,026	1,056	(2.9%)
Telephone and Equipment	57	(9)	48	55	(12.3%)
Service revenue	953	25	978	1,002	(2.4%)
Cost of sales	(282)	(8)	(289)	(322)	(10.2%)
Gross profit	728	8	737	734	0.3%
Operating expenses	(460)	(9)	(469)	(403)	16.3%
EBITDA	268	(1)	268	331	(19.2%)
Depreciation	(169)	-	(169)	(177)	(4.1%)
Amortization	(41)	-	(41)	(31)	32.3%
Share of profit in Guatemala and Honduras	45	(3)	42	25	67.8%
Other operating income (expenses), net	10	-	10	44	(76.7%)
Operating profit	113	(3)	110	193	(43.1%)
Net financial expenses	(92)	-	(92)	(81)	13.3%
Other non-operating income (expenses), net	(46)	-	(46)	1	NM
Gains (losses) from other JVs and associates, net	(35)	-	(35)	(32)	12.4%
Profit (loss) before tax	(61)	(3)	(64)	81	(179.4%)
Net tax credit (charge)	(46)	0	(46)	(33)	38.1%
Profit (loss) for the period from continuing ops.	(107)	(3)	(110)	48	(328.7%)
Non-controlling interests	17	2	19	(12)	NM
Profit (loss) from discontinued operations	(4)	-	(4)	33	NM
Net profit (loss) for the period	(94)	(1)	(95)	69	(237.0%)

$ millions	FY 2018	IFRS 15 Impact	FY 2018 ex. IFRS 15	FY 2017	YoY change %
Revenue	4,074	77	4,151	4,076	1.8%
Telephone and Equipment	213	(39)	173	200	(13.4%)
Service revenue	3,861	116	3,978	3,876	2.6%
Cost of sales	(1,146)	(48)	(1,193)	(1,205)	(1.0%)
Gross profit	2,928	29	2,958	2,871	3.0%
Operating expenses	(1,674)	(40)	(1,714)	(1,593)	7.6%
EBITDA	1,254	(11)	1,244	1,278	(2.7%)
Depreciation	(685)	-	(685)	(695)	(1.3%)
Amortization	(144)	-	(144)	(146)	(1.3%)
Share of profit in Guatemala and Honduras	154	(2)	152	140	8.3%
Other operating income (expenses), net	76	-	76	68	12.5%
Operating profit	655	(13)	642	645	(0.5%)
Net financial expenses	(350)	-	(350)	(380)	(7.8%)
Other non-operating income (expenses), net	(40)	-	(40)	(4)	NM
Gains (losses) from other JVs and associates, net	(136)	-	(136)	(85)	59.1%
Profit (loss) before tax	129	(13)	117	176	(33.8%)
Net tax credit (charge)	(116)	1	(115)	(158)	(26.8%)
Profit (loss) for the period from continuing ops.	13	(12)	1	18	(93.1%)
Non-controlling interests	16	3	18	17	5.9%
Profit (loss) from discontinued operations	(39)	-	(39)	51	NM
Net profit (loss) for the period	(10)	(9)	(19)	86	(122.1%)

21

EARNINGS Release q4 2018

Guatemala and Honduras Financial Statement data (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Profit and loss data - Q4 2018 ($ millions)	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Total (non-IFRS)
Revenue	1,010	503	-	1,513
Cost of sales	(282)	(115)	-	(397)
Gross profit	728	388	-	1,116
Operating expenses	(460)	(150)	-	(610)
EBITDA	268	238	-	507
EBITDA margin	26.6%	47.3%		33.5%
Depreciation & amortization	(211)	(99)	-	(310)
Share of net profit in joint ventures	45	-	(45)	-
Other operating income (expenses), net	10	(7)	-	4
Operating profit	113	132	(45)	200
Net financial expenses	(92)	(19)	-	(111)
Other non-operating income (expenses), net	(46)	(8)	-	(54)
Gains (losses) from associates	(35)	-	-	(35)
Profit (loss) before tax	(61)	105	(45)	(1)
Net tax credit (charge)	(46)	(25)	-	(71)
Profit (loss) for the period	(107)	81	(45)	(71)
Profit (loss) from discontinued operations	(4)	-	-	(4)
Non-controlling interests	17	(36)	-	(19)
Net profit (loss) for the period	(94)	45	(45)	(94)

Profit and loss data - FY 2018 ($ millions)	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Total (non-IFRS)
Revenue	4,074	1,937	-	6,011
Cost of sales	(1,146)	(424)	-	(1,569)
Gross profit	2,928	1,514	-	4,442
Operating expenses	(1,674)	(592)	-	(2,266)
EBITDA	1,254	922	-	2,176
EBITDA margin	30.8%	47.6%		36.2%
Depreciation & amortization	(830)	(415)	-	(1,245)
Share of net profit in joint ventures	154	-	(154)	-
Other operating income (expenses), net	76	(20)	-	56
Operating profit	655	487	(154)	988
Net financial expenses	(350)	(85)	-	(436)
Other non-operating income (expenses), net	(40)	(31)	-	(71)
Gains (losses) from associates	(136)	-	-	(136)
Profit (loss) before tax	129	371	(154)	346
Net tax credit (charge)	(116)	(87)	-	(204)
Profit (loss) for the period	13	283	(154)	142
Profit (loss) from discontinued operations	(39)	-	-	(39)
Non-controlling interests	16	(129)	-	(113)
Net profit (loss) for the period	(10)	154	(154)	(10)

22

EARNINGS Release q4 2018

Balance Sheet data ($ millions)	Millicom (IFRS)	Guatemala and Honduras JVs	Total (non-IFRS)
ASSETS
Intangible assets, net	2,374	2,928	5,303
Property, plant and equipment, net	3,041	985	4,027
Investments in joint ventures and associates	3,036	(2,835)	201
Other non-current assets	332	137	469
TOTAL NON-CURRENT ASSETS	8,784	1,216	9,999
Inventories, net	39	28	67
Trade receivables, net	343	80	423
Other current assets	461	322	783
Restricted cash	158	13	171
Cash and cash equivalents	528	241	769
TOTAL CURRENT ASSETS	1,529	683	2,212
Assets held for sale	3	-	3
TOTAL ASSETS	10,316	1,899	12,215

EQUITY AND LIABILITIES
Equity attributable to owners of the Company	2,542	(42)	2,500
Non-controlling interests	249	610	858
TOTAL EQUITY	2,790	568	3,358
Debt and financing	4,123	1,225	5,347
Other non-current liabilities	719	7	726
TOTAL NON-CURRENT LIABILITIES	4,841	1,232	6,074
Debt and financing	458	85	543
Other current liabilities	2,226	14	2,240
TOTAL CURRENT LIABILITIES	2,684	99	2,782
Liabilities directly associated with assets held for sale	-	-	-
TOTAL LIABILITIES	7,526	1,331	8,856
TOTAL EQUITY AND LIABILITIES	10,316	1,899	12,215

23

EARNINGS Release q4 2018

Cash Flow data – Q4 2018 ($ millions)	Millicom (IFRS)	Guatemala & Honduras JVs	Total (non-IFRS)
Profit (loss) before taxes from continuing operations	(61)	60	(1)
Profit (loss) for the period from discontinued operations	(4)	-	(4)
Profit (loss) before taxes	(65)	60	(5)
Net cash provided by operating activities (incl. discontinued ops)	231	142	373
Net cash used in investing activities (incl. discontinued ops)	(1,045)	(138)	(1,183)
Net cash from (used by) financing activities (incl. discontinued ops)	606	(130)	476
Exchange impact on cash and cash equivalents, net	(23)	-	(23)
Net (decrease) increase in cash and cash equivalents	(230)	(73)	(303)
Cash and cash equivalents at the beginning of the period	758	314	1,072
Effect of cash in disposal group held for Sale	-	-	-
Cash and cash equivalents at the end of the period	528	241	769

Cash Flow data – FY 2018 ($ millions)	Millicom (IFRS)	Guatemala & Honduras JVs	Total (non-IFRS)
Profit (loss) before taxes from continuing operations	129	216	346
Profit (loss) for the period from discontinued operations	(39)	-	(39)
Profit (loss) before taxes	91	216	307
Net cash provided by operating activities (incl. discontinued ops)	792	712	1,505
Net cash used in investing activities (incl. discontinued ops)	(1,199)	(525)	(1,724)
Net cash from (used by) financing activities (incl. discontinued ops)	341	(261)	80
Exchange impact on cash and cash equivalents, net	(33)	(4)	(36)
Net (decrease) increase in cash and cash equivalents	(98)	(78)	(176)
Cash and cash equivalents at the beginning of the period	619	319	938
Effect of cash in disposal group held for Sale	6	-	6
Cash and cash equivalents at the end of the period	528	241	769

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 22:05 CET on February 7, 2019.

24

Unaudited Interim Condensed Consolidated Financial Statements

For the three-month period and year

ended December 31, 2018

February 7, 2019

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

Unaudited interim condensed consolidated income statements for the year ended December 31, 2018

$ millions	Notes	Year ended December 31, 2018	Year ended December 31, 2017 (i)
Revenue	5	4,074	4,076
Cost of sales		(1,146)	(1,205)
Gross profit		2,928	2,871
Operating expenses		(1,674)	(1,593)
Depreciation		(685)	(695)
Amortization		(144)	(146)
Share of profit in the joint ventures in Guatemala and Honduras	14	154	140
Other operating income (expenses), net		76	68
Operating profit	5	655	645
Interest and other financial expenses	10	(371)	(396)
Interest and other financial income		21	16
Other non-operating income (expenses), net	6	(40)	(4)
Profit (loss) from other joint ventures and associates, net		(136)	(85)
Profit before taxes from continuing operations		129	176
Charge for taxes, net		(116)	(158)
Profit for the year from continuing operations		13	18
Profit (loss) for the year from discontinued operations, net of tax	4	(39)	51
Net profit for the year		(26)	69

Attributable to:
Owners of the Company		(10)	86
Non-controlling interests		(16)	(17)

Earnings per common share for net profit (loss) attributable to the owners of the Company:
Basic ($)	7	(0.10)	0.86
Diluted ($)	7	(0.10)	0.86

(i) Re-presented for discontinued operations (see note 4). Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

Unaudited interim condensed consolidated income statements for the three-month period ended December 31, 2018

$ millions	Notes	Three months ended December 31, 2018	Three months ended December 31, 2017 (i)
Revenue	5	1,010	1,056
Cost of sales		(282)	(322)
Gross profit		728	734
Operating expenses		(460)	(403)
Depreciation		(169)	(177)
Amortization		(41)	(31)
Share of profit in the joint ventures in Guatemala and Honduras	14	45	25
Other operating income (expenses), net		10	44
Operating profit	5	113	193
Interest and other financial expenses	10	(99)	(86)
Interest and other financial income		7	4
Other non-operating (expenses) income, net	6	(46)	1
Profit (loss) from other joint ventures and associates, net		(35)	(32)
Profit before taxes from continuing operations		(61)	81
Charge for taxes, net		(46)	(33)
Profit (loss) for the period from continuing operations		(107)	48
Profit (loss) for the period from discontinued operations	4	(4)	33
Net profit (loss) for the period		(111)	82

Attributable to:
Owners of the Company		(94)	69
Non-controlling interests		(17)	12

Earnings per common share for net profit (loss) attributable to the owners of the Company:
Basic ($)	7	(0.94)	0.69
Diluted ($)	7	(0.94)	0.69

(i) Re-presented for discontinued operations (see note 4). Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

Unaudited interim condensed consolidated statements of comprehensive income for the three-month period and the year ended December 31, 2018

$ millions	Year ended December 31, 2018	Year ended December 31, 2017 (i)
Net profit for the year	(26)	69
Other comprehensive income (to be reclassified to income statement in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(81)	85
Cash flow hedges	(1)	4
Other comprehensive income (not to be reclassified to profit and loss in subsequent periods), net of tax:
Remeasurements of pension obligations, net of taxes	—	(2)
Total comprehensive income for the year	(108)	158

Attributable to:
Owners of the Company	(78)	173
Non-controlling interests	(30)	(15)

Total comprehensive income for the period arises from:
Continuing operations	(97)	120
Discontinued operations	(11)	38

(i) Re-presented for discontinued operations (see note 4). Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards (see note 2).

$ millions	Three months ended December 31, 2018	Three months ended December 31, 2017 (i)
Net profit (loss) for the period	(111)	82
Other comprehensive income (to be reclassified to income statement in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(62)	63
Cash flow hedges	(1)	—
Other comprehensive income (not to be reclassified to profit and loss in subsequent periods), net of tax:
Remeasurements of pension obligations, net of taxes	—	(2)
Total comprehensive income for the period	(172)	145

Attributable to:
Owners of the Company	(140)	136
Non-controlling interests	(32)	10

Total comprehensive income for the period arises from:
Continuing operations	(168)	114
Discontinued operations	(4)	32

(i) Re-presented for discontinued operations (see note 4). Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

Unaudited interim condensed consolidated statement of financial position as at December 31, 2018

$ millions	Notes	December 31, 2018	December 31, 2017 (audited) (i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	2,374	1,265
Property, plant and equipment, net	8	3,041	2,880
Investments in joint ventures	14	2,867	2,966
Investments in associates		169	241
Contract costs, net	2	4	—
Deferred tax assets		202	180
Other non-current assets	12	126	113
TOTAL NON-CURRENT ASSETS		8,784	7,646

CURRENT ASSETS
Inventories		39	45
Trade receivables, net		343	386
Contract assets, net	2	37	—
Amounts due from non-controlling interests, associates and joint ventures	12	34	37
Prepayments and accrued income		129	145
Current income tax assets		108	99
Supplier advances for capital expenditure		25	18
Other current assets		127	90
Restricted cash		158	145
Cash and cash equivalents		528	619
TOTAL CURRENT ASSETS		1,529	1,585
Assets held for sale	4	3	233
TOTAL ASSETS		10,316	9,464

(i) Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

Unaudited interim condensed consolidated statement of financial position as at December 31, 2018 (continued)

$ millions	Notes	December 31, 2018	December 31, 2017 (audited) (i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		635	637
Treasury shares		(81)	(106)
Other reserves		(538)	(472)
Retained profits		2,535	2,950
Profit for the year attributable to equity holders		(10)	86
Equity attributable to owners of the Company		2,542	3,096
Non-controlling interests		249	185
TOTAL EQUITY		2,790	3,281

LIABILITIES
Non-current liabilities
Debt and financing	10	4,123	3,600
Amounts due to non-controlling interests, associates and joint ventures	12	135	124
Provisions and other non-current liabilities		351	335
Deferred tax liabilities		233	56
Total non-current liabilities		4,841	4,116

Current liabilities
Debt and financing	10	458	185
Put option liability	3	239	—
Payables and accruals for capital expenditure		335	304
Other trade payables		282	288
Amounts due to non-controlling interests, associates and joint ventures	12	348	296
Accrued interest and other expenses		383	353
Current income tax liabilities		58	81
Contract liabilities	2,13	87	—
Derivative financial instruments	13	—	56
Provisions and other current liabilities		494	425
Total current liabilities		2,684	1,989
Liabilities directly associated with assets held for sale	4	—	79
TOTAL LIABILITIES		7,526	6,183
TOTAL EQUITY AND LIABILITIES		10,316	9,464

(i) Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

Unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2018

$ millions (i)	Notes	December 31, 2018	December 31, 2017 (i)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		129	176
Profit (loss) before taxes from discontinued operations	4	(39)	51
Profit before taxes		91	226
Adjustments to reconcile to net cash:
Interest and other financial expenses		373	416
Interest and other financial income		(21)	(16)
Adjustments for non-cash items:
Depreciation and amortization	5	830	879
Share of profit in Guatemala and Honduras joint ventures		(154)	(141)
Loss (gain) on disposal and impairment of assets, net	4	(36)	(99)
Share-based compensation		22	22
Transaction costs assumed by Cable Onda	3	30	—
(Profit) loss from other joint ventures and associates, net		136	85
Other non-cash non-operating (income) expenses, net		39	(2)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(128)	6
(Increase) decrease in inventories		2	16
Increase (decrease) in trade and other payables, net		69	(83)
Changes in contract assets, liabilities and costs, net		(9)	—
Total changes in working capital		(66)	(61)
Interest (paid)		(318)	(372)
Interest received		20	16
Taxes (paid)	5	(153)	(132)
Net cash provided by operating activities		792	820
Cash flows from investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	3	(953)	(22)
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	176	22
Purchase of intangible assets and licenses	9	(148)	(133)
Proceeds from sale of intangible assets		—	4
Purchase of property, plant and equipment	8	(632)	(650)
Proceeds from sale of property, plant and equipment	8	154	179
Dividends received from joint ventures	14	243	203
Settlement of derivative financial instruments	13	(63)	—
Cash (used in) provided by other investing activities, net		24	31
Net cash used in investing activities		(1,199)	(367)
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	10	1,155	996
Repayment of debt and other financing	10	(546)	(1,195)
Dividends paid to non-controlling interests		(2)	—
Dividends paid to owners of the Company		(266)	(265)
Net cash provided by (used in) financing activities		341	(464)
Exchange impact on cash and cash equivalents, net		(33)	4
Net (decrease) increase in cash and cash equivalents		(98)	(8)
Cash and cash equivalents at the beginning of the year		619	646
Effect of cash in disposal group held for sale	4	6	(19)
Cash and cash equivalents at the end of the year		528	619

(i) Re-presented for discontinued operations (see note 4). Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

Unaudited interim condensed consolidated statements of changes in equity for the years ended December 31, 2018, and 2017

$ millions	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non-controlling interests	Total equity
Balance on December 31, 2016	101,739	(1,395)	153	485	(123)	3,215	(562)	3,167	201	3,368
Total comprehensive income for the period	—	—	—	—	—	86	87	173	(15)	158
Dividends (ii)	—	—	—	—	—	(265)	—	(265)	—	(265)
Purchase of treasury shares	—	(32)	—	—	(3)	—	—	(3)	—	(3)
Share-based compensation	—	—	—	—	—	—	22	22	—	22
Issuance of shares under share-based payment schemes	—	233	—	(1)	21	1	(18)	1	—	1
Balance on December 31, 2017	101,739	(1,195)	153	484	(106)	3,035	(472)	3,096	185	3,281
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax) (iii)	—	—	—	—	—	10	—	10	(4)	5
Total comprehensive income for the year	—	—	—	—	—	(10)	(68)	(78)	(30)	(108)
Dividends (iv)	—	—	—	—	—	(266)	—	(266)	—	(266)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(13)	(13)
Purchase of treasury shares	—	(70)	—	—	(6)	—	—	(6)	—	(6)
Share-based compensation	—	—	—	—	—	—	22	22	—	22
Issuance of shares under share-based payment schemes	—	351	—	(2)	31	(5)	(22)	2	—	2
Effect of change in consolidation scope (v)	—	—	—	—	—	—	—	—	111	111
Put option reserve (v)	—	—	—	—	—	(239)	—	(239)	—	(239)
Balance on December 31, 2018	101,739	(913)	153	482	(81)	2,525	(538)	2,542	249	2,790

(i)	Retained profits — includes profit attributable to equity holders, of which at December 31, 2018, $324 million (2017: $345 million) are not distributable to equity holders.

(ii)	Dividends — A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders and distributed in May 2017.

(iii)	See note 2 for details about changes in accounting policies.

(iv)	Dividends — A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders and paid in equal portions in May 2018 and November 2018.

(v)	Effect of the acquisition of Cable Onda S.A. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

Notes to the unaudited interim condensed consolidated statements

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media company providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, Pay-TV in Latin America and Africa.

On February 7, 2019, the Board of Directors authorized these interim condensed consolidated financial statements for issuance.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as adopted by the European Union. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the 2017 consolidated financial statements, except for the changes described below.

The following changes to standards effective for annual periods starting on January 1, 2018 have been adopted by the Group:

•	IFRS 15 “Contracts with customers” establishes a five-step model related to revenue recognition from contracts with customers. Under IFRS 15, revenue is recognized at amounts that reflect the consideration that an entity expects to be entitled to in exchange for transferring goods or services to a customer. The Group adopted the accounting standard on January 1, 2018 using the modified retrospective method which had an immaterial impact on its Group financial statements. IFRS 15 mainly affects the timing of recognition of revenue as it introduces more differences between the billing and the recognition of the revenue. However, it does not affect the cash flows generated by the Group.

As a consequence of adopting this Standard:

1)	some revenue is recognized earlier, as a larger portion of the total consideration received in a bundled contract is attributable to the component delivered at contract inception (i.e. typically a subsidized handset). Therefore, this produces a shift from service revenue (which decreases) to the benefit of Telephone and Equipment revenue. This results in the recognition of a Contract Asset on the statement of financial position, as more revenue is recognized upfront, while the cash will be received throughout the subscription period (which is usually between 12 to 36 months). Contract Assets (and liabilities) are reported on a separate line in current assets / liabilities even if their realization period is longer than 12 months. This is because they are realized / settled as part of the normal operating cycle of our core business.

2)	the cost incurred to obtain a contract (mainly commissions) is now capitalized in the statement of financial position and amortized over the average contract term. This results in the recognition of Contract Costs being capitalized under non-current assets on the statement of financial position.

3)	the Group recognizes revenue from its wholesale carrier business on a net basis as an agent rather than as a principal under the modified retrospective IFRS 15 transition. Except for this effect, there were no other material changes for the purpose of determining whether the Group acts as principal or an agent in the sale of products.

4)	the presentation of certain material amounts in the consolidated statement of financial position has been changed to reflect the terminology of IFRS 15:

a.	Contract assets recognized in relation to service contracts.

b.	Contract costs in relation to capitalised cost incurred to obtain a contract (mainly commissions).

c.	Contract liabilities in relation to service contracts were previously included in trade and other payables.

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

The Group has adopted the standard using the modified retrospective method. Hence, the cumulative effect of initially applying the Standard has been recognized as an adjustment to the opening balance of retained profits as at January 1, 2018 and comparative financial statements have not been restated in accordance with the transitional provisions in IFRS 15. The impact on the opening balance of retained earnings as at January 1, 2018 is summarized in the table set out at the end of this section.

Additionally, the Group has decided to take some of the practical expedients foreseen in the Standard, such as:

o    No adjustment to the transaction price for the means of a financing component whenever the period between the transfer of a promised good or service to a customer and the associated payment is one year or less; when the period is more than one year the financing component is adjusted, if material.

o    Disclosure in the Group Financial Statements the transaction price allocated to unsatisfied performance obligations only for contracts that have an original expected duration of more than one year (e.g. unsatisfied performance obligations for contracts that have an original duration of one year or less are not disclosed).

o    Application of the practical expedient not to disclose the price allocated to unsatisfied performance obligations, if the consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e, if billing corresponds to accounting revenue).

o    Application of the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less.

The revenue recognition accounting policy applied from January 1, 2018 is as follows:

Revenue is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer.

Post-paid connection fees are derived from the payment of a non-refundable / one-time fee charged to customer to connect to the network (e.g. connection / installation fee). Usually, it does not represent a distinct good or service, and therefore does not give rise to a separate performance obligation and revenue is recognized over the minimum contract duration. However, if the fee is paid by a customer to get the right to receive goods or services without having to pay this fee again over his tenure with the Group (e.g. the customer can readily extend his contract without having to pay the same fee again), it is accounted for as a material right and revenue should be recognized over the customer retention period.

Post-paid mobile / cable subscription fees are recognized over the relevant enforceable/subscribed service period (recurring monthly access fees that do not vary based on usage). The service provision is usually considered as a series of distinct services that have the same pattern of transfer to the customer. Remaining unrecognized subscription fees are fully recognized once the customer has been disconnected.

Prepaid scratch / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. Revenue is recognized as the credit is used. Unused credit is carried in the statement of financial position as a contract liability within other current liabilities. Upon expiration of the validity period, the portion of the contract liability relating to the expiring credit is recognized as revenue, since there is no longer an obligation to provide those services.

Telephone and equipment sales are recognized as revenue once the customer obtains control of the good. That criteria is fulfilled when the customer has the ability to direct the use and obtain substantially all of the remaining benefits from that good.

Revenue from provision of Mobile Financial Services (MFS) is recognized once the primary service has been provided to the customer.

Customer premise equipment (CPE) are provided to customers as a prerequisite to receive the subscribed Home services and shall be returned at the end of the contract duration. Since CPEs provided over the contract term do not provide benefit to the customer on their own, they do not give rise to separate performance obligations and therefore are accounted for as part of the service provided to the customers.

Bundled offers are considered arrangements with multiple deliverables or elements, which can lead to the identification of separate performance obligations. Revenue is recognized in accordance with the transfer of goods or services to customers in an amount that reflects the relative standalone selling price of the performance obligation (e.g. sale of telecom services, revenue over time + sale of handset, revenue at a point in time).

Principal-Agent, some arrangements involve two or more unrelated parties that contribute to providing a specified good or service to a customer. In these instances, the Group determines whether it has promised to provide the specified good or service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). In cases the Group determines that it acts as a principal, revenue is recognized in the gross amount, whereas in cases the Group acts as an agent revenue is recognized in the net amount (i.e. provision payment).

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

Revenue from the sale of cables, fiber, wavelength or capacity contracts, when part of the ordinary activities of the operation, is recognized as recurring revenue. Revenue is recognized when the cable, fiber, wavelength or capacity has been delivered to the customer, based on the amount expected to be received from the customer.

Revenue from operating lease of tower space is recognized over the period of the underlying lease contracts. Finance lease revenue is apportioned between lease of tower space and interest income.

•	IFRS 9 “Financial Instruments” addresses the classification, measurement and recognition and impairments of financial assets and financial liabilities as well as hedge accounting. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the Group’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. A final standard on hedging (excluding macro-hedging) has been issued in November 2013 which aligns hedge accounting more closely with risk management and allows to continue hedge accounting under IAS 39. IFRS 9 also clarifies the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost.

The application of IFRS 9 did not have an impact for the Group on classification, measurement and recognition of financial assets and financial liabilities compared to IAS 39, but it has an impact on impairment of trade receivables and contracts assets (IFRS 15) as well as on amounts due from joint ventures and related parties – with the application of the expected credit loss model instead of the current incurred loss model. Similarly to IFRS 15 adoption, the Group adopted the standard using the cumulative catch-up transition method. Hence, the cumulative effect of initially applying the Standard has been recognized as an adjustment to the opening balance of retained profits as at January 1, 2018 and comparative consolidated financial statements have not be restated in accordance with the transitional provisions in IFRS 9. The impact on the opening balance of retained profits as at January 1, 2018 is summarized in the table set out at the end of this section. Additionally, the Group continues applying IAS 39 rules with respect to hedge accounting. Finally, the clarification introduced by IFRS 9 on the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost did not have an impact for the Group.

The Financial Instruments accounting policies applied from January 1, 2018 is as follows:

i) Equity and debt instruments

Classification

From January 1, 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value [either through Other Comprehensive Income (OCI), or through profit or loss], and

•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

•	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains / (losses), together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the consolidated income statement.

•	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in ‘Other non-operating (expenses) income, net’. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses and impairment expenses are presented as ‘Other non-operating (expenses) income, net’ in the consolidated income statement.

•	FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within ‘Other non-operating (expenses) income, net’ in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. The Group does not hold Equity instruments for trading. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Otherwise, changes in the fair value of financial assets at FVPL are recognized in ‘Other non-operating (expenses) income, net’ in the consolidated income statement as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the trade receivables.

The provision is recognized in the consolidated income statement within Cost of sales.

ii) Derivative financial instruments and hedging activities

The Group has opted to continue applying IAS 39 for hedge accounting. The accounting policy disclosed in the Group consolidated financial statements for the year ended December 31, 2017 remains therefore similar after IFRS 9 implementation.

The application of the following new standards or interpretations applicable on January 1, 2018 did not have an impact for the Group:

•	Amendments to IFRS 2, ‘Share based payments’, on clarifying how to account for certain types of share-based payment transactions.

•	Amendments to IFRS 4, ‘Insurance contracts’ regarding the implementation of IFRS 9, ‘Financial instruments’.

•	Annual improvements to IFRS Standards 2014–2016.

There are no other significant changes to standards effective for the annual period starting on January 1, 2018.

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

The application of IFRS 15 and IFRS 9 had the following impact on the Group financial statements as of January 1, 2018:

FINANCIAL POSITION $ millions	As at January 1, 2018 before application	Effect of adoption of IFRS 15	Effect of adoption of IFRS 9	As at January 1, 2018 after application	Reason for the change
ASSETS
Investment in joint ventures (non-current)	2,966	27	(4)	2,989	(i)
Contract costs, net (non-current) NEW	—	4	—	4	(ii)
Deferred tax asset	180	—	10	191	(viii)
Other non-current assets	113	—	(1)	113	(iii)
Trade receivables, net (current)	386	—	(47)	339	(iv)
Contract assets, net (current) NEW	—	29	(1)	28	(v)
LIABILITIES
Contract liabilities (current) NEW	—	51	—	51	(vi)
Provisions and other current liabilities (current)	425	(46)	—	379	(vii)
Deferred tax liability (non-current)	56	7	(1)	62	(viii)
EQUITY
Retained profits	3,035	48	(38)	3,045	(ix)
Non-controlling interests	185	—	(4)	181	(ix)

(i)	Impact of application of IFRS 15 and IFRS 9 for our joint ventures in Guatemala, Honduras and Ghana.

(ii)	This mainly represents commissions capitalised and amortized over the average contract term.

(iii)	Effect of the application of the expected credit losses required by IFRS 9 on amounts due from joint ventures.

(iv)	Effect of the application of the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

(v)	Contract assets mainly represents subsidised handsets as more revenue is recognized upfront while the cash will be received throughout the subscription period (which is usually between 12 to 36 months).

(vi)	This mainly represents deferred revenue for goods and services not yet delivered to customers that will be recognized when the goods are delivered and the services are provided to customers. The balance also comprises revenue from the billing of subscription fees or ‘one-time’ fees at the inception of a contract that are deferred and will be recognized over the average customer retention period or the contract term.

(vii)	Reclassification of deferred revenue to contract liabilities – see previous paragraph.

(viii)	Tax effects of the above adjustments.

(ix)	Cumulative catch-up effect.

As of January 1, 2018, IFRS 9 and IFRS 15 implementations had no impact on the statement of cash flows or on EPS.

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

The following summarizes the amount by which each financial statement line item is affected in the current reporting period by the application of IFRS 15 as compared to previous standard and interpretations:

	For the year ended December 31, 2018
INCOME STATEMENT $ millions	As reported	Without adoption of IFRS 15	Effect of Change Higher/(Lower)	Reason for the change
Total revenue	4,074	4,151	(77)	(i)
Cost of sales	(1,146)	(1,194)	48	(ii)
Operating expenses	(1,674)	(1,714)	40	(ii)
Share of profit in the joint ventures in Guatemala and Honduras	154	152	2	(iii)
Tax impact	(116)	(115)	(1)	(iv)

	For the three month period ended December 31, 2018
INCOME STATEMENT $ millions	As reported	Without adoption of IFRS 15	Effect of Change Higher/(Lower)	Reason for the change
Total revenue	1,010	1,026	(16)	(i)
Cost of sales	(282)	(289)	8	(ii)
Operating expenses	(460)	(469)	9	(ii)
Share of profit in the joint ventures in Guatemala and Honduras	45	42	3	(iii)
Tax impact	(46)	(46)	—	(iv)

(i)	Mainly for adjustments of "principal vs agent" considerations under IFRS 15 for wholesale carrier business, as well as for the shift in the timing of revenue recognition due to the reallocation of revenue from service (over time) to telephone and equipment revenue (point in time).

(ii)	Mainly for the reallocation of cost for selling devices due to shift from service revenue to telephone and equipment revenue, for the capitalisation and amortization of contract costs and for adjustments for ‘principal vs agent’ considerations under IFRS 15 for wholesale carrier business.

(iii)	Impact of IFRS 15 related to our share of profit in our joint ventures in Guatemala and Honduras.

(iv)	Tax effects of the above adjustments.

	As at December 31, 2018
FINANCIAL POSITION $ millions	As reported	Without adoption of IFRS 15	Effect of Change Higher/(Lower)	Reason for the change
ASSETS
Investment in joint ventures (non-current)	2,867	2,839	28	(i)
Contract costs, net (non-current)	4	—	4	(ii)
Deferred tax assets (non-current)	202	200	2	(vi)
Contract asset, net (current)	37	—	37	(iii)
LIABILITIES
Contract liabilities (current)	87	—	87	(iv)
Provisions and other current liabilities (current)	494	576	(82)	(v)
Current income tax liabilities (current)	58	55	3	(vi)
Deferred tax liabilities (non-current)	233	226	7	(vi)
EQUITY
Retained profits and loss for the year	2,525	2,468	57	(vii)
Non-controlling interests	249	246	3	(vii)

(i)	Impact of application of IFRS 15 for our joint ventures in Guatemala, Honduras and Ghana.

(ii)	This mainly represents commissions capitalized and amortized over the average contract term.

(iii)	Contract asset mainly represents subsidized handsets as more revenue is recognized upfront while the cash will be received throughout the subscription period (which are usually between 12 to 36 months). Throughout the period ended December 31, 2018 no material impairment loss has been recognized.

(iv)	This mainly represents deferred revenue for goods and services not yet delivered to customers that will be recognized when the goods are delivered and the services are provided to customers. The balance also comprises the revenue from the billing of subscription fees or ‘one-time’ fees at the inception of a contract that are deferred and will be recognized over the average customer retention period or the contract term.

(v)	Reclassification of deferred revenue to contract liabilities – see previous paragraph.

(vi)	Tax effects of the above adjustments.

(vii)	Cumulative catch-up effect and IFRS 15 effect in the current period.

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

The following Standard, which is expected to materially affect the Group, will be effective from January 1, 2019:

•	IFRS 16 “Leases” will affect primarily the accounting for the Group’s operating leases. These commitments will result in the recognition of a right of use asset and a lease liability for future payments. The application of this standard will affect the Group’s depreciation, debt and other financing and leverage ratios. The change in presentation of operating lease expenses will result in a corresponding improvement in cash flows derived from operating activities and a decline in cash flows from financing activities.

The Group will adopt the standard using the modified retrospective approach with the cumulative effect of applying the new Standard recognized in retained profits as of January 1, 2019. Comparatives for the 2018 financial statements will not be restated.

Short-term leases with a term not exceeding the 12 months as well as leases where the underlying asset is of low value will not be capitalized: instead, Millicom will use the practical expedient and associated lease payments will be recognized as an expense.

Furthermore, the Group has taken the additional following decisions to adopt the standard:

o	Non-lease components will be capitalized (IFRS16.15)

o	Intangible assets are out of IFRS 16 scope (IFRS16.4)

At transition date, the Group will recognize lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases (such as site leases, land and building leases, etc). These liabilities will be measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The right-of-use asset will be measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.

According to the new Standard, Millicom shall determine the lease term including any lessee’s extension or termination option that is deemed reasonably certain as well as lessors’ extension or termination option. The assessment of such options shall be performed at the commencement of a lease. This requires judgment by the management of Millicom and may have a significant impact on the lease liability recognized under IFRS 16.

Measuring the lease liability at the present value of the remaining lease payments requires using an appropriate discount rate in accordance with IFRS 16. Millicom uses the interest rate implicit in the lease or if that cannot be determined, the incremental borrowing rate at the date of the lease commencement. Millicom renders this judgment in accordance with its accounting policy on leases. The incremental borrowing rate applied can have a significant impact on the net present value of the lease liability recognized under IFRS 16.

Under the new Standard, the accounting of sale and leaseback transactions will change as the underlying sale transaction needs to be firstly analyzed using the guidance of IFRS 15. The seller/lessee recognises a right-of-use asset in the amount of the proportional original carrying amount that relates to the right of use retained. Accordingly, only the proportional amount of gain or loss from the sale must be recognized. The impact from sale and leaseback transactions will not be material for Millicom Group as of the date of initial application.

While the Group is finalizing the implementation of the new Standard, as a preliminary result, it expects to recognize additional lease liabilities of approximately $600 million. The impact on retained profits is expected to be immaterial.

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions

On October 7, 2018, the Company signed an agreement to acquire a controlling 80% stake in Cable Onda, the largest cable and fixed telecommunications services provider in Panama. The transaction valued 100% of Cable Onda at an enterprise value of $1,460 million. The selling shareholders retained a 20% equity stake in the company. The transaction closed on December 13, 2018 after receipt of necessary approvals for a cash consideration of $956 million. In addition, Millicom assumed Cable Onda’s debt obligations. The Group funded the purchase price for this acquisition by incurring additional indebtedness, including $250 million under the Bridge Facility and $500 million aggregate principal amount of the 6.625% Notes and with available resources. A final price adjustment, per the terms of the agreement, is expected to occur in Q1 2019.

Millicom concluded that it controls Cable Onda since closing date and therefore fully consolidates it in its financial statements with a 20% non-controlling interest. The deal also includes certain liquidity rights such as call and put options which are exercisable from May 12, 2022 or earlier upon the occurrence of certain events (such as a change of control). In respect of the put option provided to Millicom’s partners who hold a 20% non-controlling interest in Cable Onda, Millicom determined that, as the put option could be exercised under certain change of control events which could be outside the control of Millicom, the option meets the criteria under IAS 32 for recognition as a liability and corresponding equity reserve. The put option liability is payable in Millicom's shares or in cash at the discretion of the partners. Therefore, Millicom has recorded a liability for the put option at acquisition completion date of $239 million representing the present value of the redemption amount. As of December 31, 2018, the redemption price has been valued as being 20% of the equity value implied by the transaction.

Millicom also received an unconditional call option which becomes exercisable either 42 months after the December 13, 2018 closing date, or if our partners’ shareholdings fall below 10%.  The call option exercise price is at fair market value. Finally, Millicom received an unconditional call option exercisable until December 13, 2019, at a price equal to the purchase price in the transaction, plus interest at 10% per annum. The fair values of both call options have been assessed as not material at December 31, 2018.

The purchase consideration also includes certain amounts under escrow in respect of final price adjustment and potential indemnifications from the sellers (potential tax and litigations).

For the purchase accounting, Millicom determined the fair value of Cable Onda identifiable assets and liabilities based on transaction and relative values. The non-controlling interest was measured based on the proportionate share of the fair value of the net assets of Cable Onda. The purchase accounting is still provisional at December 31, 2018, particularly in respect of the evaluation of certain tangible assets.

Provisional fair values (100%) ($ millions)
Intangible assets (excluding goodwill),net(i)	673
Property, plant and equipment, net	348
Current assets (excluding cash)(ii) (iii)	54
Cash and cash equivalents	12
Total assets acquired	1,088
Non-current liabilities(iv)	422
Current liabilities(v)	141
Total liabilities assumed	563
Fair value of assets acquired and liabilities assumed, net	525
Transaction costs assumed by Cable Onda (vi)	30
Fair value of non-controlling interest in Cable Onda (20%)	111
Millicom’s interest in the fair value of Cable Onda (80%)	444
Acquisition price	956
Provisional Goodwill	512

(i)	Intangible assets not previously recognized (or partially recognized as a result of previous acquisitions) are trademarks for an amount of $280 million, with estimated useful lives of 3 years, a customer list for an amount of $370 million, with estimated useful life of 20 years and favorable content contracts for $19 million, with a useful life of 10 years.

(ii)	Current assets include indemnification assets for tax contingencies at fair value for an amount of $4 million – see below.

(iii)	The fair value of trade receivables acquired was $34 million.

(iv)	Non-current liabilities include the deferred tax liability of $158 million resulting from the above adjustments.

(v)	Current liabilities include the fair value of certain tax contingent liabilities of $5 million. These are partly covered by the indemnification assets described in (ii) above.

(vi)	Transaction costs of $30 million have been assumed and paid by Cable Onda before the acquisition or by Millicom on the closing date. Because of their relationship with the acquisition, these costs have been accounted for as post-acquisition costs in the Millicom Group income statement. These, together with acquisition-related costs of $11 million, have been recorded under operating expenses in the income statement of the year.

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

The goodwill, which is not expected to be tax deductible, is attributable to Cable Onda’s strong market position and profitability, as well as to the fair value of the assembled work force. From December 13, 2018 to December 31, 2018, Cable Onda contributed $17 million of revenue and a net loss of $7 million to the Group. If Cable Onda had been acquired on 1 January 2018 incremental revenue for the 2018 year would have been $403 million and incremental net loss for that period of $59 million – including amortization of assets not previously recognized of $85 million (net of tax).

In 2018, the Group also completed minor additional acquisitions for $9 million (2017: $22 million).

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations – Rwanda

On December 19, 2017, Millicom announced that it has signed an agreement for the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited. The sale was subsequently completed on January 31, 2018. A loss of $32 million has been recognized in Q1 2018 corresponding to the recycling of foreign currency exchange losses accumulated in equity since the creation of the local operation. This loss has been recognized under ‘Profit (loss) for the year from discontinued operations, net of tax’. The final sale consideration is still subject to adjustment under the terms of the sale and purchase agreement with Airtel. Management does not expect any material deviation from the initial consideration.

Discontinued operations – Senegal

In 2017, Millicom announced that it had agreed to sell its Senegal business to a consortium consisting of NJJ, Sofima (managed by the Axian Group) and Teylium Group, subject to customary closing conditions and regulatory approvals. The sale completed on April 27, 2018 and our operations in Senegal have been deconsolidated resulting in a net gain on disposal of $5 million, including the recycling of foreign currency exchange losses accumulated in equity since the creation of the local operations. This gain has been recognized under ‘Profit (loss) for the year from discontinued operations, net of tax’.

Summary

In accordance with IFRS 5, the Group’s businesses in Rwanda (Q1 2018), Ghana (Q3 2017) and Senegal (Q1 2017) had been classified as assets held for sale and their results were classified as discontinued operations. Comparative figures of the income statement have been represented accordingly. Financial information relating to the discontinued operations for the three-month periods and years ended December 31, 2018 and 2017 are set out below. Figures shown below are after inter-company eliminations.

Results from Discontinued Operations ($ millions)	Year ended December 31, 2018	Year ended December 31, 2017
Revenue	62	299
Cost of sales	(23)	(95)
Operating expenses	(26)	(131)
Other expenses linked to the disposal of discontinued operations	(10)	(7)
Depreciation and amortization	—	(37)
Other operating income (expenses), net	(10)	(4)
Gain/(loss) on disposal of discontinued operations	(29)	39
Operating profit (loss)	(36)	64
Interest income (expense), net	(3)	(20)
Other non-operating (expenses) income, net	—	6
Profit (loss) before taxes	(39)	51
Credit (charge) for taxes, net	—	—
Net profit (loss) from discontinued operations	(39)	51

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Results from Discontinued Operations ($ millions)	Three months ended December 31, 2018	Three months ended December 31, 2017
Revenue	—	51
Cost of sales	—	(18)
Operating expenses	—	(16)
Other expenses linked to the disposal of discontinued operations	(3)	(5)
Depreciation and amortization	—	(4)
Other operating income (expenses), net	—	(11)
Gross gain/(loss) on disposal of discontinued operations	(1)	39
Operating profit (loss)	(4)	35
Interest income (expense), net	—	(2)
Profit (loss) before taxes	(4)	33
Credit (charge) for taxes, net	—	—
Net profit (loss) from discontinued operations	(4)	33

Cash Flows from Discontinued Operations ($ millions)	Year ended December 31, 2018	Year ended December 31, 2017
Cash from (used in) operating activities, net	(4)	26
Cash from (used in) investing activities, net	(6)	(33)
Cash from (used in) financing activities, net	—	(22)
Net cash inflows/(outflows)	(10)	(29)

Assets held for sale and liabilities directly associated with assets held for sale

The following table summarizes the nature of the assets and liabilities still reported under assets held for sale and liabilities directly associated with assets held for sale as at December 31, 2018:

Assets and liabilities reclassified as held for sale ($ millions)	As at December 31, 2018	As at December 31, 2017
Senegal operations	—	223
Towers Paraguay	2	7
Towers Colombia	—	1
Towers El Salvador	1	—
Others	—	2
Total assets of held for sale	3	233
Senegal operations	—	77
Towers Paraguay	—	2
Total liabilities directly associated with assets held for sale	—	79
Net assets held for sale / book value	3	154

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Rwanda

The assets and liabilities deconsolidated on the date of the disposal were as follows:

Assets and liabilities reclassified as held for sale – Rwanda ($ millions)	January 31, 2018
Intangible assets, net.	12
Property, plant and equipment, net	53
Other non-current assets	4
Current assets	14
Cash and cash equivalents	2
Total assets of disposal group held for sale	85
Non-current financial liabilities	11
Current liabilities	28
Total liabilities of disposal group held for sale	40
Net assets / book value	46

Senegal

The assets and liabilities deconsolidated on the date of the disposal were as follows:

Assets and liabilities reclassified as held for sale – Senegal ($ millions)	April 27, 2018
Intangible assets, net	40
Property, plant and equipment, net	126
Other non-current assets	2
Current assets	56
Cash and cash equivalents	3
Total assets of disposal group held for sale	227
Non-current financial liabilities	8
Current liabilities	73
Total liabilities of disposal group held for sale	81
Net assets held for sale / book value	146

Tower Sale and Leasebacks

In 2017 and 2018, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador. The table below summarizes the main aspects of these deals and impacts on the Group financial statements:

	Paraguay	Colombia	El Salvador
Agreement date	April 26, 2017	July 18, 2017	February 6, 2018
Total number of towers expected to be sold	1,410	1,207	811
Total number of towers transferred to December 31, 2018	1,276	902	481
Expected total cash proceeds ($ millions)	125	147	145
Cash proceeds received in 2017 ($ millions)	75	86	—
Cash proceeds received in 2018 ($ millions)	41	26	73
Upfront gain on sale recognized in 2017 ($ millions)	26	37	—
Upfront gain on sale recognized in 2018 ($ millions)	19	13	33

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated.

As from January 1, 2018, segment EBITDA includes inter-company management fees and incentive compensation paid to local management teams. These items were previously included in unallocated corporate costs. This change in presentation has no impact on Group EBITDA. Accordingly, 2017 figures have been re-presented. Revenue, operating profit (loss), EBITDA and other segment information for the years ended December 31, 2018 and 2017, are as follows:

Year ended December 31, 2018 ($ millions)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	3,214	510	—	(1,475)	—	2,248
Cable and other fixed services revenue	1,808	12	—	(253)	—	1,568
Other revenue	48	3	—	(6)	—	46
Service revenue (i)	5,069	526	—	(1,734)	—	3,861
Telephone and equipment revenue (i)	415	1	—	(203)	—	213
Total Revenue	5,485	526	—	(1,937)	—	4,074
Operating profit (loss)	995	40	(47)	(487)	154	655
Add back:
Depreciation and amortization	1,133	107	5	(415)	—	830
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(154)	(154)
Other operating income (expenses), net	(51)	(3)	(2)	(20)	—	(76)
EBITDA (ii)	2,077	143	(44)	(922)	—	1,254
EBITDA from discontinued operations	—	3		—	—	3
EBITDA incl discontinued operations	2,077	146	(44)	(922)	—	1,257
Capital expenditure (iii)	(872)	(59)	(2)	225	—	(708)
Changes in working capital and others (iv)	(42)	28	13	(12)	—	(13)
Taxes paid	(264)	(24)	(6)	142	—	(153)
Operating free cash flow (v)	899	91	(39)	(568)	—	383
Total Assets (vi)	11,754	839	2,752	(5,219)	190	10,316
Total Liabilities	6,132	905	2,953	(1,814)	(650)	7,526

Year ended December 31, 2017 ($ millions) (viii)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii) (b)	Eliminations and transfers	Total
Mobile revenue	3,283	509	—	(1,510)	—	2,281
Cable and other fixed services revenue	1,755	12	—	(213)	—	1,553
Other revenue	40	5	—	(4)	—	41
Service revenue (i)	5,078	524	—	(1,727)	—	3,876
Telephone and equipment revenue (i)	363	2	—	(165)	—	200
Total Revenue	5,441	526	—	(1,892)	—	4,076
Operating profit (loss)	899	41	(5)	(431)	140	645
Add back:
Depreciation and amortization	1,174	110	6	(450)	—	841
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(140)	(140)
Other operating income (expenses), net	(49)	(11)	10	(18)	—	(68)
EBITDA (ii)	2,024	140	11	(899)	—	1,278
EBITDA from discontinued operations	—	73	—	—	—	73
EBITDA incl discontinued operations	2,024	213	11	(899)	—	1,351
Capital expenditure (iii)	(855)	(99)	(1)	237	—	(718)
Changes in working capital and others (iv)	(53)	(6)	(10)	27	—	(42)
Taxes paid	(239)	(18)	1	124	—	(132)
Operating free cash flow (v)	877	90	1	(511)	—	459
Total Assets (vi)	10,411	1,482	598	(5,420)	2,393	9,464
Total Liabilities	5,484	1,673	1,465	(1,961)	(478)	6,183

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

5. SEGMENT INFORMATION (Continued)

Three-month period ended December 31, 2018 ($ millions)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	803	129	—	(372)	—	559
Cable and other fixed services revenue	447	3	—	(67)	—	383
Other revenue	13	1	—	(3)	—	11
Service revenue (i)	1,263	132	—	(442)	—	953
Telephone and equipment revenue (i)	118	—	—	(61)	—	57
Total Revenue	1,381	133	—	(503)	—	1,010
Operating profit (loss)	248	11	(58)	(132)	45	113
Add back:
Depreciation and amortization	283	26	1	(99)	—	211
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(45)	(45)
Other operating income (expenses), net	(6)	(1)	3	(7)	—	(10)
EBITDA (ii)	524	37	(54)	(238)	—	268
EBITDA from discontinued operations	—	(3)	—	—	—	(3)
EBITDA incl discontinued operations	524	33	(54)	(238)	—	265
Capital expenditure (iii)	(230)	(15)	—	67	—	(178)
Changes in working capital and others (iv)	42	(17)	68	3	—	95
Taxes paid	(78)	(12)	(2)	32	—	(60)
Operating free cash flow (v)	258	(11)	10	(136)	—	123

Three-month period ended December 31, 2017 ($ millions) (viii)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	839	134	—	(385)	—	587
Cable and other fixed services revenue	456	4	—	(56)	—	403
Other revenue	11	1	—	(1)	—	11
Service revenue (i)	1,307	137	—	(442)	—	1,002
Telephone and equipment revenue (i)	101	1	—	(47)	—	55
Total Revenue	1,407	138	—	(489)	—	1,056
Operating profit (loss)	260	24	(17)	(101)	26	192
Add back:
Depreciation and amortization	289	29	1	(112)		208
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(26)	(26)
Other operating income (expenses), net	(28)	(14)	12	(15)	—	44
EBITDA (ii)	520	39	(4)	(228)	—	330
EBITDA from discontinued operations	—	18	—	—	—	18
EBITDA incl discontinued operations	520	57	(4)	(228)	—	349
Capital expenditure (iii)	(241)	(13)	2	66	—	(186)
Changes in working capital and others (iv)	63	(17)	10	(8)	—	49
Taxes paid	(69)	(9)	(1)	35	—	(45)
Operating free cash flow (v)	275	17	6	(135)	—	168

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non recurrent revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(iii)	Excluding spectrum and licenses of $61 million (2017: $53 million) and cash received on tower deals of $141 million (2017: $167 million).

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense and non-cash bonuses.

(v)	Operating Free Cash Flow is EBITDA less capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense and non-cash bonuses) and taxes paid.

(vi)	Segment assets include goodwill and other intangible assets.

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

(vii)	Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

(viii)	Restated as a result of classification of certain of our African operations as discontinued operations (see notes 4 and 14).

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Year ended December 31, 2018			Three months ended December 31, 2018
$ millions	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	1,701	401	2,102	421	100	520
Mobile Financial Services	Point in time	37	109	147	10	29	39
Cable and other fixed services	Over time	1,556	12	1,568	380	3	383
Other	Over time	42	3	46	11	1	11
Service Revenue		3,336	526	3,861	821	132	953
Telephone and equipment	Point in time	212	1	213	57	—	57
Revenue from contracts with customers		3,548	526	4,074	878	133	1,010

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

$ millions	Year ended December 31, 2018	Year ended December 31, 2017
Change in fair value of derivatives (see note 13)	(1)	(22)
Exchange gains (losses), net	(41)	18
Other non-operating income (expenses), net	2	—
Total	(40)	(4)

$ millions	Three months ended December 31, 2018	Three months ended December 31, 2017
Exchange gains (losses), net	(47)	—
Other non-operating income (expenses), net	1	1
Total	(46)	1

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

$ millions	Year ended December 31, 2018	Year ended December 31, 2017
Basic and Diluted
Net profit attributable to owners of the Company from continuing operations	29	36
Net profit (loss) attributable to owners of the Company from discontinuing operations	(39)	51
Net profit attributable to owners of the Company used to determine the earnings per share	(10)	86

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	100,793	100,384
$
Basic and diluted
- EPS from continuing operations attributable to owners of the Company	0.29	0.36
- EPS from discontinuing operations attributable to owners of the Company	(0.38)	0.50
- EPS for the period attributable to owners of the Company	(0.10)	0.86

$ millions	Three months ended December 31, 2018	Three months ended December 31, 2017
Basic and Diluted
Net profit (loss) attributable to owners of the Company from continuing operations	(90)	36
Net profit (loss) attributable to owners of the Company from discontinuing operations	(4)	33
Net profit (loss) attributable to owners of the Company used to determine the earnings per share	(94)	69

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	100,819	100,550
$
Basic and diluted
- EPS from continuing operations attributable to owners of the Company	(0.89)	0.36
- EPS from discontinuing operations attributable to owners of the Company	(0.04)	0.33
- EPS for the period attributable to owners of the Company	(0.94)	0.69

8. PROPERTY, PLANT AND EQUIPMENT

During the year ended December 31, 2018, Millicom added property, plant and equipment for $698 million (December 31, 2017: $824 million) and received $154 million in cash from disposal of property, plant and equipment (December 31, 2017: $179 million).

9. INTANGIBLE ASSETS

During the year ended December 31, 2018, Millicom added intangible assets of $158 million (December 31, 2017: $130 million) and did not receive any proceeds from disposal of intangible assets (December 31, 2017: $4 million).

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

10. DEBT AND FINANCING

MICSA

In January 2018, the Company repaid $25 million of an outstanding debt facility with DNB and Nordea.

In July 2018, the Company issued a COP144,054.5 million / $50 million bilateral facility with IIC (Inter-American Development Bank) for a USD indexed to COP Note. The note bears interest at 9.45% p.a.. This COP Note is used as net investment hedge of the net assets of our operations in Colombia.

In August 2018, the Company redeemed all of the aggregate principal amount of the outstanding SEK Senior Unsecured Notes due 2019 ($227 million). The early redemption fees amounting to $3 million and $1 million of related unamortized costs have been expensed in August 2018 under interest expenses.

On October 16, 2018, the Company issued $500 million aggregate principal amount of 6.625% Senior Notes due 2026. The Notes bear interest at 6.625% p.a., payable semiannually in arrears on each interest payment date. Proceeds were used to finance Cable Onda’s acquisition (Note 3). Costs of issuance of $6 million are amortized over the eight-year life of the notes (the effective interest rate is 6.75%).

In October 2018, the Company entered into a $1 billion term loan facility agreement with a consortium of banks (the “Bridge Facility”), subsequently reduced to $250 million in December 2018. The Bridge Facility matures in October 2019 (unless extended for a period not exceeding six months). Interest on amounts drawn under the Bridge Facility is payable at LIBOR plus a variable margin. At December 31, 2018, $250 million have been drawn under this facility to finance Cable Onda’s acquisition (note 3).

Panama

In August 2015, Cable Onda issued public bonds in Panama for a total amount of $185 million. These bonds bear a fixed annual interest of 5.75% and are due on August 4, 2025. The bonds have been assumed by Millicom as part of the acquisition of Cable Onda. See note 3 for further details on the acquisition.

El Salvador

In January 2018, Telemovil El Salvador entered into an amended and restated agreement with Scotiabank for a $50 million variable rate loan, with a 5-year bullet repayment.

In March 2018, Telemovil El Salvador entered into a $100 million variable rate facility with DNB and Nordea with a 5-year bullet repayment. The remaining $50 million of the facility was disbursed during 2018. In addition, Telemovil El Salvador entered into an interest rate swap with Scotiabank to fix interest rates for up to $100 million of the outstanding debt.

Costa Rica

In April 2018, Millicom Cable Costa Rica S.A. entered into a $150 million variable rate loan with Citibank as agent. Simultaneously, an outstanding loan balance of $72 million was repaid in full with the proceeds from this loan. In June 2018, Millicom Cable Costa Rica S.A. entered into a cross currency swap to hedge part of the principal of the loan against interest rate and currency risks. As of the end of the fourth quarter, interest rate and currency swap agreements had been made on $35 million of the principal amount and interest rate swaps for an additional $40 million.

Colombia

In March 2018, TigoUne prepaid $34 million equivalent in COP on bank financing debt.

Paraguay

In June 2018, Telecel Paraguay entered into a $15 million fixed rate loan equivalent in Guaranies with Banco Continental.

Bolivia

In April 2018, Telecel Bolivia entered into a $10 million fixed rate loan equivalent in Bolivianos with Banco Bisa.

In April 2018, Telecel Bolivia entered into a $10 million fixed rate loan equivalent in Bolivianos with Banco Mercantil.

Rwanda

In January 2018, the Group repaid the remaining $40 million loan with DNB and Nordea.

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

10. DEBT AND FINANCING (Continued)

Analysis of debt and other financing by maturity

The total amount of debt and financing is repayable as follows:

$ millions	As at December 31, 2018	As at December 31, 2017
Due within:
One year	458	185
One-two years	338	500
Two-three years	403	347
Three-four years	570	431
Four-five years	468	584
After five years	2,345	1,738
Total debt	4,580	3,785

As at December 31, 2018, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $626 million (December 31, 2017: $671 million). Assets pledged by the Group for these debts and financings amounted to $2 million at December 31, 2018 (December 31, 2017: $1 million).

Analysis of debt and other financing by maturity

The table below describes the outstanding and maximum exposure under these guarantees and the remaining terms of the guarantees as at December 31, 2018 and December 31, 2017.

	Bank and financing guarantees (i)
$ millions	As at December 31, 2018		As at December 31, 2017
Terms	Outstanding exposure	Theoretical maximum exposure	Outstanding exposure	Theoretical maximum exposure
0-1 year	133	133	159	159
1-3 years	281	281	368	368
3-5 years	212	212	144	144
More than 5 years	—	—	—	—
Total	626	626	671	671

(i)	If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

$ millions	Year ended December 31, 2018	Year ended December 31, 2017
Interest expense on bonds and bank financing	(234)	(246)
Interest expense on finance leases	(92)	(65)
Early redemption charges	(4)	(43)
Other	(41)	(41)
Total	(371)	(396)

$ millions	Three months ended December 31, 2018	Three months ended December 31, 2017
Interest expense on bonds and bank financing	(68)	(55)
Interest expense on finance leases	(22)	(22)
Other	(9)	(9)
Total	(99)	(86)

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2018, the total amount of claims and litigation risks against Millicom and its operations was $687 million, of which $5 million related to its share in joint ventures (December 31, 2017: $438 million, of which $5 million related to its share in joint ventures).

As at December 31, 2018, $26 million has been provided for these risks in the consolidated statement of financial position (December 31, 2017: $29 million). The Group’s share of provisions made by the joint ventures was $4 million (December 31, 2017: $2 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Improper filing of shareholding in MIC Tanzania Public Limited Company

In June 2016, Millicom was served with claims by a third party seeking to exert rights as a shareholder of MIC Tanzania Public Limited Company (Tigo Tanzania). In June 2015, Millicom identified that an incorrect filing related to Tigo Tanzania had been made in the commercial register, causing the register to incorrectly indicate that shares in the local subsidiary were owned by this third party. On July 26, 2018, the Court of Appeal of Tanzania, the country’s highest court, reaffirmed in a ruling that Tigo Tanzania remains owned and controlled by Millicom. Late 2018, the third party in question has filed for a review of the ruling by the same Court of Appeals, which already ruled in our favor. Millicom considers the success of this review as remote and therefore continues to control and fully consolidate Tigo Tanzania.

Ongoing investigation by the International Commission Against Impunity in Guatemala (CICIG)

On July 14, 2017, the CICIG disclosed an ongoing investigation into alleged illegal campaign financing that includes a competitor of Comcel, our Guatemalan joint venture. The CICIG further indicated that the investigation would include Comcel. On November 23 and 24, 2017, Guatemala's attorney general and CICIG executed search warrants on the offices of Comcel. As at December 31, 2018, the matter is still under investigation, and Management has not been able to assess the potential impact on these interim condensed consolidated financial statements of any remedial actions that may need to be taken as a result of the investigations, or penalties that may be imposed by law enforcement authorities. Accordingly, no provision has been recorded as of December 31, 2018.

Taxation

At December 31, 2018, the Group estimates potential tax claims amounting to $254 million. Tax risks amounting to $47 million have been assessed as probable and recorded as tax provisions (December 31, 2017: claims amounting to $313 million and provisions of $53 million). Out of these potential claims and provisions, respectively $29 million and $2 million relate to Millicom’s share in joint ventures (December 31, 2017: claims amounting to $38 million and provisions of $2 million).

Capital commitments

At December 31, 2018, the Company and its subsidiaries and joint ventures had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $154 million of which $126 million are due within one year (December 31, 2017: $194 million of which $182 million are due within one year). Out of these commitments, respectively $66 million and $56 million related to Millicom’s share in joint ventures (December 31, 2017: $25 million and $23 million).

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

12. RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties during the three-month period and year ended December 31, 2018:

$ millions	Year ended December 31, 2018	Year ended December 31, 2017
Expenses
Purchases of goods and services from Miffin	(173)	(181)
Purchases of goods and services from EPM	(40)	(36)
Lease of towers and related services from HTA	(28)	(28)
Other expenses	(3)	(4)
Total	(244)	(250)

$ millions	Year ended December 31, 2018	Year ended December 31, 2017
Income / gains
Sale of goods and services to Miffin	284	277
Sale of goods and services to EPM	17	18
Other income / gains	2	1
Total	303	295

$ millions	Three months ended December 31, 2018	Three months ended December 31, 2017
Expenses
Purchases of goods and services from Miffin	(46)	(49)
Purchases of goods and services from EPM	(9)	(26)
Lease of towers and related services from HTA	(7)	-
Other expenses	(1)	(1)
Total	(63)	(76)

$ millions	Three months ended December 31, 2018	Three months ended December 31, 2017
Income / gains
Sale of goods and services to Miffin	79	77
Sale of goods and services to EPM	4	5
Other income / gains	2	(3)
Total	85	79

As at December 31, 2018 the Group had the following balances with related parties:

$ millions	At December 31, 2018	At December 31, 2017
Liabilities
Payables to Guatemala joint venture (i)	315	273
Payables to Honduras joint venture (i)	143	135
Payables to EPM	14	3
Other accounts payable	9	10
Sub-total	482	421
Finance lease liabilities to HTA (ii)	99	108
Total	580	529

(i)	Amount payable mainly consist of dividend advances for which dividends are expected to be declared later in 2019 and/or shareholder loans.

(ii)	Disclosed under “Debt and other financing” in the statement of financial position.

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

12. RELATED PARTY TRANSACTIONS (Continued)

$ millions	At December 31, 2018	At December 31, 2017
Assets
Receivables from Guatemala and Honduras joint ventures	20	25
Receivables from EPM	5	3
Advance payments to Helios Towers Tanzania	6	8
Receivable from AirtelTigo Ghana (i)	41	40
Other accounts receivable	1	1
Total	73	77

(i)	Disclosed under ‘Other non-current assets’ in the statement of financial position.

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at December 31, 2018 and December 31, 2017:

$ millions	Carrying Value		Fair Value (i)
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Financial liabilities
Debt and financing	4,580	3,785	4,418	3,971

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Currency and interest rate swap contracts

Interest rate and currency swaps on SEK denominated debt

These swaps matured in April 2018 and were settled against a cash payment of $63 million.

Interest rate and currency swaps on SEK denominated debt were measured with reference to Level 2 of the fair value hierarchy.

No other financial instruments have a significant fair value at December 31, 2018.

14. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At December 31, 2018, the equity accounted net assets of our joint ventures in Guatemala, Honduras and Ghana totaled $3,405 million (December 31, 2017: $3,457 million for Guatemala and Honduras only). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $133 million (December 31, 2017: $123 million) represent statutory reserves that are unavailable to be distributed to the Group. During the year ended December 31, 2018, Millicom’s joint ventures paid $243 million (December 31, 2017: $203 million) as dividends or dividend advances to the Company.

	2018
$ millions	Guatemala	Honduras	Ghana (i)
Opening balance at January 1, 2018	2,145	726	96
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax)	18	5	—
Results for the year	131	23	(68)
Capital increase	—	3	—
Dividends declared during the year	(177)	—	—
Currency exchange differences	(14)	(26)	3
Closing balance at December 31, 2018	2,104	730	32

(i)	The Group share of loss from our joint venture in Ghana is disclosed under ‘Profit (loss) from other joint ventures and associates, net’ in the income statement.

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period and year ended December 31, 2018

15. IPO – MILLICOM’S OPERATIONS IN TANZANIA

In June 2016, an amendment to the Electronic and Postal Communications Act (“EPOCA”) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorised share capital in a public offering on the Dar Es Salaam Stock Exchange. The Group is currently working on the preliminary steps (e.g., converting Tigo Tanzania into a public limited company) with a view to listing in the first half of 2019.

16. SUBSEQUENT EVENTS

Nasdaq

On January 9, 2019, Millicom shares began trading on the Nasdaq Stock Exchange in the U.S. under ticker symbol TIGO.

Dividend

On February 7, 2019, Millicom’s Board decided to propose to the AGM of the shareholders a dividend distribution of $2.64 per share to be paid in two equal installments in May and November 2019, out of Millicom profits for the year ended December 31, 2018. The AGM to vote on this matter is scheduled forMay 2, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: February 7, 2019